SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of August, 2003

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Unibanco – União de Bancos Brasileiros S.A.
and Unibanco – União de Bancos Brasileiros S.A.
and Subsidiary Companies

Quarterly Financial Information
for the Quarter Ended June 30, 2003

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT – QUARTERLY FINANCIAL INFORMATION – JUNE 30, 2003

INDEX

Financial Statements

7001	Management Report
7002	Balance Sheet
7003	Statement of Income
7004	Statement of Changes in Stockholders' Equity
7005	Statement of Changes in Financial Position
7006	Consolidated Balance Sheet
7007	Consolidated Statement of Income
7008	Consolidated Statement of Changes in Stockholders' Equity
7009	Consolidated Statement of Changes in Financial Position
7010	Financial Group Balance Sheet
7011	Financial Group Statement of Income
7012	Financial Group Statement of Changes in Financial Position
7013	Financial Economic Group - CONEF

Notes to the Financial Statements and Other Information

7014	Notes to the Financial Statements

Investments in Subsidiaries and Associated Companies

7015	Investments in Subsidiaries and Associated Companies

Funding and Investment Policies

7016	Marketable Securities by Type and Maturity
7017	Marketable Securities by Balance Sheet Account and Maturity
7018	Concentration of Marketable Securities, Lending Operations Portfolio and Deposits
7019	Maturity of Lending Operations Portfolio
7020	Flow of Lending Operations Portfolio
7021	Geographical Distribution of Lending Operations Portfolio and Deposits
7022	Risk Level of Lending Operations Portfolio
7023	Lending Operations Portfolio by Index
7024	Credit Assignment
7025	Lending Operations Portfolio by Amount and Risk Level
7026	Fixed Assets
7027	Funding by Maturity

Risk Management

7028	Operational Limits

Complemental Statistical Information

7029	Branches Financial Information
7030	Taxes and Charges
7031	Correspondent Banks Transactions
7032	Changes on client demand accounts by check and electronic transactions

Independent Auditors' Special Review Report

7033	Independent Auditors' Special Review Report

Other Information needed to Supervision of Activities

7034	Provisions
7035	Capital
7036	Cash Dividends Paid
7037	Changes on Capital in the Reference Period
7038	Commitments and Guarantees
7039	Assets and Liabilities Denominated in Foreign Currency
7040	Comments on Performance and Prospects

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT – QUARTERLY FINANCIAL INFORMATION – JUNE 30, 2003

7001 – MANAGEMENT REPORT

Retail Bank

172,000 new accounts were opened in the second quarter of 2003. The mix of clients improved because the most profitable segments (UniClass Empresas, Uniclass Pessoa Física and Empresas Exclusivo) had a larger share of this growth.

Current-account holders of 4.1 million, plus investors in savings accounts, and retirees reached 5.8 million clients under the Unibanco brand by the end of the first half-year period. Taking into account the customers of the consumer finance subsidiaries (Fininvest, InvestCred and LuizaCred), the total client base of Unibanco Group reached 12.9 million.

Unibanco and its associated companies, Fininvest, LuizaCred, InvestCred and Tecban (Banco 24 Horas), reached 12,809 points of service at the end of June 2003: 799 branches, 424 corporate-site branches, 77 in-store branches (inside supermarkets and stores), 109 Fininvest stores, 8,905 Fininvest points of sales (retailers), 155 LuizaCred stores, 354 InvestCred stores, and 1,986 Banco 24 Horas sites (ATMs).

Wholesale Bank

The Wholesale Bank currently services approximately 2,600 companies with annual sales over R$40 million, and some 300 domestic and international institutional investors. The coverage structure comprises of sector intelligence, regional offices, and presence in the main international financial centers.

From January to July 2003, Unibanco obtained funding amounting to roughly US$1 billion, through eight Eurobond issues plus one securitization operation. (please refer to Funding section for International funding in the period).

In Fixed Income Distribution, Unibanco Securities launched, at the beginning of the year, Unibanco AutoExec product thereby becoming the only Brazilian bank capable of trading, in real time, Brazilian securities issued abroad. By the end of the first half of the year, electronic trading had accounted for 27% of the total volume traded with clients. The introduction of this product helped Unibanco Securities to expand its operations to countries such as Hong Kong, Israel and Turkey, among others. Trading with clients and counterparts amounted to US$9 billion in both sovereign and corporate securities. This volume reflected a growth of roughly 110% relative to the first half of 2002. Approximately 60% of this amount concerned sovereign debt instruments. The other 40% were related to corporate securities. With respect to Unibanco’s funding in foreign markets, Unibanco Securities was responsible for the primary distribution of slightly more than 70% of the total, including issues in US dollars and Euros.

As one of the major financial agents in the BNDES (Brazilian Development Bank) onlendings segment, Unibanco was placed among the top three banks in the entity ranking for the last years. By the end of the first half of 2003, Unibanco was place third on the general BNDES ranking, and in second place on the ranking of the Export Financing Program – BNDES exim. Currently Unibanco has 15 projects at different stages of analysis at the BNDES, representing around R$250 million in disbursements for the second half of the year.

In terms of Project Finance advisory services, Unibanco was hired by Queiroz Galvão Perfurações S.A. and Coplex Petróleo do Brasil Ltda. to act as financial advisor and leader in the structuring of the Project Coral financing via an IFC US$25 million 5-year term funding. Unibanco was also the coordinating leader in a R$33.6 million 10-year term syndicated loan of BNDES for the Vale do Rosário project (expansion of the co-generation power station) of Cia. Açucareira Vale do Rosário.

In Mergers and Acquisitions, Unibanco advised Klabin in the sale of Riocell to Aracruz for US$610.5 million, the largest M&A transactions carried out in the Brazilian market in the first half of 2003. The bank also took part, in the first half of the year, in two other transactions involving media asset sales.

In Cash Management, some 83,000 customers use Unibanco’s cash management services, such as payment and credit. In the first half of the year, a new product called Compror CTF – Total Fleet Control was introduced in association with CTF Technologies do Brasil, Petrobras and Ipiranga, two fuel distributors. This product is designed for companies in transportation segment that operate with their own fleet throughout the country. At the end of the first half of the year, more than 100 transporters were already using this product.

Insurance and Private Pension Plan

The insurance and private pension funds businesses posted net income of R$57 million in the second quarter of 2003 .The second quarter of 2003’s revenues amounted to R$943 million, 59.6% above the second quarter of 2002 and above market growth in the period. Contributed to this growth the corporate segment’s performance, especially on the property risk coverage and private pension plans. The success of the concessionaires’ program in the retail segment along with the growth in sales of products for individuals in alternative channels, especially VGBL plans, also contributed to this revenues increase.

According to the Superintendência de Seguros Privados – SUSEP (Private Insurance Regulatory Body) and ANAPP – Associação Nacional de Previdência Privada (National Association of Private Pension Funds), Unibanco’s insurance and pension fund companies ranked 3rd in consolidated terms with a 9.0% market share (May/2003 figures).

According to the latest industry data, released by SUSEP in May, Unibanco AIG Seguros maintained the top position in the coverage of property risks ranking, with premiums of R$268 million, up 23% vs. the second quarter of 2002. The company also maintained its leadership in D&O, extended warranties, international transportation, aviation, petrochemical risks, and risks associated with energy generation and distribution.

The combined ratio of the insurance companies in the second quarter of 2003 was 97.6% vs. the market projected average of 104%, based on figures from SUSEP up to May 2003. The company has the best combined ratio relative to its main competitors. The same ratio, under a broader concept, which includes the financial revenues (extended combined ratio) reached 88.7% in the second quarter of 2003.

The insurance companies’ technical reserves reached R$809 million at the end of the second quarter of 2003.

Unibanco AIG Previdência earned R$12 million in net income in the second quarter of 2003. The second quarter of 2003 gross sales revenues reached R$443 million. Revenue growth is connected to a good performance on the PGBL and VGBL products sales program in Unibanco’s branches, and to new corporate accounts. VGBL was launched in September 2002, and had revenues of R$100 million in the second quarter of 2003. Unibanco AIG Previdência ranked second in pension plan sales until June 2003, with 12.8% market share, according to the ANAPP June 2003 official data.

As for the sale of corporate pension plans, according to ANAPP’s statistics for June 2003, Unibanco AIG Previdência ranked second in terms of accrued sales for the year, with a volume of R$429 million. The company services approximately 566,000 individual customers and 1,060 corporate clients.

In June 2003, technical reserves stood at R$2.7 billion.

Wealth Management

Unibanco Asset Management – UAM ended the first half of 2003 with R$23 billion in assets under management.

In May, the Fitch Atlantic Ratings risk committee confirmed an AAA rating for UAM, valid for 12 months. This rating is only granted to top quality asset management companies. Standard & Poor’s also confirmed an AMP-1 rating for UAM, the highest in the scale used to evaluate management practices employed by fund managers.

Private Banking business maintained the growth pace of the previous half with total assets under management.

According to ANBID data for May 2003, Unibanco Private Banking market share was 7.6% of total funds and managed portfolios in the segment.

Unibanco Pessoas (Human Resources)

In the first half of 2003, Unibanco hired some 2,100 professionals. The group’s total staff, in June 2003, totaled 26,520 professionals.

Concerning training and development, in the first half of 2003, R$6.5 million were invested on several initiatives ranging from specific training programs to MBAs in Brazil and abroad.

Technology and Internet

The first half of 2003 investments in technology and system infrastructure totaled some R$55.2 million. The major investments were in mainframe hardware (R$13.5 million), infrastructure (R$6.2 million), and management information systems – MIS (R$5.5 million).

Unibanco’s Internet Banking user base continued to expand and reached 1.1 million people in June 2003. The number of transactions reached 47 million in the first half of 2003. The Internet Banking service for companies, launched in 2002, has more than 100,000 customers, including previous clients of Micro 30 Horas (30-Hour PC) service and new customers.

Corporate Governance

Unibanco is listed in the São Paulo Stock Exchange (BOVESPA) since 1968. The Units – which each represent one Unibanco preferred share and one Unibanco Holdings class B preferred share – are listed since 1997. In the BOVESPA, Unibanco’s and Unibanco Holdings’ shares (UBBR3, UBBR4 and UBBR11) traded financial volume was R$ 285 million in the first half of 2003. In the New York Stock Exchange (NYSE), Unibanco’s and Unibanco Holdings’ Global Depositary Shares – GDS traded financial volume was US$ 821 million. The GDS (500 Units) program is maintained since 1997.

Repurchase Program

In May, Unibanco and Unibanco Holdings concluded their repurchase program launched in February 13, 2003. After a three-month period, 228,000,000 Unibanco’s preferred shares, 167,225,000 Units, and 372,900 GDSs were purchased, at an average cost of R$40.91 for each preferred share, R$98.91 per Unit, and US$13.77 per GDS. The volume repurchased, of approximately R$43 million, represents around 20% of the authorized limit in the repurchase program.

Conversion Offer, Exchange Offer and Global Offer

At the Unibanco Holdings extraordinary shareholders’ meeting held on April 28, 2003, permission was granted to convert class “A” preferred shares into class “B” preferred shares. The ratio of conversion will be one class “B” preferred share for every class “A” preferred share, at the discretion of Commerzbank Aktiengesellschaft, the only stockholder that owns class “A” preferred shares.

On July 10, as the “Company Announcement” published on August 1 informed, Unibanco Holdings submitted to the Brazilian Securities Commission (CVM – Comissão de Valores Mobiliários) a request for registering the public offer of an Exchange Offer, in Brazil. The holders of Unibanco preferred shares and of Unibanco Holdings class “B” preferred shares have the right, at their discretion, to create Units. Each Unit represents one Unibanco preferred share plus one Unibanco Holdings preferred class “B” share. Units have greater liquidity than Unibanco’s preferred shares, although the latters are entitled to slightly higher dividends.

On August 1, both Unibanco and Unibanco Holdings called extraordinary shareholder meetings, scheduled for August 19, in order to decide on the proposal of allowing temporarily the conversion of common shares into preferred shares, and the conversion of common shares into class “B” preferred shares, respectively.

Mizuho Corporate Bank, Ltd. and Commerzbank confirmed to Unibanco and to Unibanco Holdings their intention to take part of the Exchange Offer and to convert the total amount of their Unibanco and Unibanco Holdings stake into Units.

Unibanco and Unibanco Holdings, in a Company Announcement released on August 1, announced that they agreed with Mizuho and Commerzbank to file a request for the registration, both in Brazil and in the United States, of a Global Offer of Units, including Units in the form of Global Depositary Shares – GDS, owned by these shareholders.

On August 4 and 8, requests for the registration of the public distribution of Units and GDSs were filed on the Brazilian Securities Commission (CVM – Comissão de Valores Mobiliários) and on the US Securities and Exchange Commission (SEC), respectively.

It is expected that the Global Offer will take place at some point between September and October 2003, subject to the approval of the relevant authorities. This event may result in a significant improvement of Units liquidity.

CVM (Brazilian Securities Commission) Instruction 381

In order to ensure the independence of its auditors, Unibanco’s policy is not took on services other than auditing agreement in an amount higher than 5% of the total cost of external audit. In addition, we inform that during the six-months period ended June 30, 2003 and 2002 we have only took on services from ours auditors those related with audit.

Social Responsibility

The Unibanco Institute, created in 1982, to coordinate a wide range of social initiatives sponsored by the bank, has been reconfigured last year, to concentrate its efforts on education. The renewed goal is to pursue projects related to preparing the youth, not only for the job market but also for a more pro-active citizenship role in society. Just as the Moreira Salles Institute became a benchmark in cultural promotion, Unibanco Institute seeks recognition with educational projects as a primary source of transformation.

One of Unibanco’s Institutes programs is Unibanco Ecologia (Unibanco Ecology). Since its beginning 12 years ago, it has helped more than 130 municipalities in Brazil. The program is centered on environment conservation education. Thus, projects such as building environmental education centers, setting-up workshops, training teachers in this field and implementing plant nurseries training centers are examples of the type of initiative implemented by Unibanco Ecologia.

During the first half of 2003, the Moreira Salles Institute continued to pursue its line of cultural activities, focused on cinema, photography, literature, fine arts and Brazilian music. Twenty-six exhibits were held in its facilities, which include four cultural centers and two galleries, in addition to technical reserves of music and photography. Twenty-one of these exhibitions were recently launched, and the other 5 are already part of Unibanco’s integrated circuit. Jointly, they drew roughly 70 thousand visitors. As for the Unibanco cinemas (Espaços Unibanco de Cinema and Unibanco Arteplex), which offer 43 movie theaters spread out over six cities, under the coordination of the Institute, the total public reached 1.6 million people. Moreover, the Moreira Salles Institute expanded its musical collection by acquiring the collection of the journalist and producer Walter Silva, consisting of 162 magnetic tapes totaling some 700 hours of recordings. Additionally, 30 publications were edited, such as catalogs, folders, bulletins, monthly programs and others.

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT – QUARTERLY FINANCIAL INFORMATION – JUNE 30, 2003
Amounts expressed in thousands of Reais

7002 - BALANCE SHEET

CODE	DESCRIPTION	June 30, 2003

10.0.0.00.00.00	TOTAL ASSETS	58,062,119.33
10.1.0.00.00.00	CURRENT ASSETS	37,071,510.38
10.1.1.00.00.00	CASH AND DUE FROM BANKS	608,377.01
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	10,422,352.68
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	6,496,000.65
10.1.2.22.00.00	Interbank Deposits	3,926,352.03
10.1.3.00.00.00	MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	5,595,537.36
10.1.3.10.00.00	Own Portfolio	3,765,168.70
10.1.3.20.00.00	Subject to Repurchase Commitments	136,999.93
10.1.3.70.00.00	Pledged with Brazilian Central Bank	902,460.59
10.1.3.40.00.00	Pledged under Guarantees Rendered	447,714.00
10.1.3.85.00.00	Derivative Financial Instruments	343,194.14
10.1.4.00.00.00	INTERBANK ACCOUNTS	4,757,430.57
10.1.4.10.00.00	Payments and Receipts Pending Settlement	906,504.70
10.1.4.20.00.00	Compulsory Deposits	3,838,999.98
10.1.4.20.10.00	Brazilian Central Bank	3,833,814.98
10.1.4.20.40.00	National Housing System - SFH	5,185.00
10.1.4.70.00.00	Interbank Onlendings	6,359.23
10.1.4.80.00.00	Correspondent Banks	5,566.66
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	2,760.68
10.1.5.10.00.00	Third-party Funds in Transit	157.56
10.1.5.20.00.00	Internal Transfers of Funds	2,603.12
10.1.6.00.00.00	LENDING OPERATIONS	11,450,532.28
10.1.6.10.00.00	Lending Operations	12,258,575.60
10.1.6.10.10.00	Public Sector	35,401.36
10.1.6.10.20.00	Private Sector	12,223,174.24
10.1.6.90.00.00	Allowance for Lending Losses	(808,043.32)
10.1.8.00.00.00	OTHER CREDITS	4,074,016.15
10.1.8.20.00.00	Foreign Exchange Portfolio	2,938,212.15
10.1.8.30.00.00	Income Receivable	259,046.36
10.1.8.40.00.00	Negotiation and Intermediation of Securities	44,182.39
10.1.8.70.00.00	Sundry	853,120.66
10.1.8.90.00.00	Allowance for Other Credits Losses	(20,545.41)
10.1.9.00.00.00	OTHER ASSETS	160,503.65
10.1.9.40.00.00	Other Assets	84,649.02
10.1.9.70.00.00	Allowance for Other Assets Losses	(16,843.63)
10.1.9.90.00.00	Prepaid Expenses	92,698.26

CODE	DESCRIPTION	June 30, 2003

10.2.0.00.00.00	LONG-TERM ASSETS	14,918,357.91
10.2.2.00.00.00	INTERBANK INVESTMENTS	350,400.66
10.2.2.22.00.00	Interbank Deposits	350,400.66
10.2.3.00.00.00	MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	5,997,214.91
10.2.3.10.00.00	Own Portfolio	3,549,905.36
10.2.3.20.00.00	Subject to Repurchase Commitments	321,873.75
10.2.3.70.00.00	Pledged with Brazilian Central Bank	1,636,792.66
10.2.3.40.00.00	Pledged under Guarantees Rendered	237,407.88
10.2.3.85.00.00	Derivative Financial Instruments	251,235.26
10.2.4.00.00.00	INTERBANK ACCOUNTS	64,546.28
10.2.4.20.00.00	Compulsory Deposits	64,546.28
10.2.4.20.40.00	National Housing System - SFH	64,546.28
10.2.4.70.00.00	Interbank Onlendings
10.2.6.00.00.00	LENDING OPERATIONS	6,289,848.48
10.2.6.10.00.00	Lending Operations	6,494,817.05
10.2.6.10.10.00	Public Sector	247,591.65
10.2.6.10.20.00	Private Sector	6,247,225.40
10.2.6.90.00.00	Allowance for Lending Losses	(204,968.57)
10.2.8.00.00.00	OTHER CREDITS	2,199,569.88
10.2.8.10.00.00	Receivables on Guarantees Honored	2,332.91
10.2.8.20.00.00	Foreign Exchange Portfolio	1,299.11
10.2.8.30.00.00	Income Receivable	6,114.23
10.2.8.70.00.00	Sundry	2,191,130.35
10.2.8.90.00.00	Allowance for Other Credits Losses	(1,306.72)
10.2.9.00.00.00	OTHER ASSETS	16,777.70
10.2.9.90.00.00	Prepaid Expenses	16,777.70
10.3.0.00.00.00	PERMANENT ASSETS	6,072,251.04
10.3.1.00.00.00	INVESTMENTS	5,276,435.30
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	5,249,281.98
10.3.1.20.10.00	Local	3,927,074.33
10.3.1.20.20.00	Foreign	1,322,207.65
10.3.1.50.00.00	Other Investments	53,412.61
10.3.1.90.00.00	Allowance for Losses	(26,259.29)
10.3.2.00.00.00	FIXED ASSETS	371,256.35
10.3.2.30.00.00	Land and buildings in use	143,211.95
10.3.2.40.00.00	Other Fixed Assets	715,495.63
10.3.2.90.00.00	Accumulated Depreciation	(487,451.23)
10.3.4.00.00.00	DEFERRED CHARGES	424,559.39
10.3.4.10.00.00	Organization and Expansion Costs	772,911.54
10.3.4.90.00.00	Accumulated Amortization	(348,352.15)

CODE	DESCRIPTION	June 30, 2003

40.0.0.00.00.00	TOTAL LIABILITIES	58,062,119.33
40.1.0.00.00.00	CURRENT LIABILITIES	33,479,079.81
40.1.1.00.00.00	DEPOSITS	14,201,415.44
40.1.1.10.00.00	Demand Deposits	2,916,962.61
40.1.1.20.00.00	Savings Deposits	5,132,695.96
40.1.1.30.00.00	Interbank Deposits	702,561.91
40.1.1.40.00.00	Time Deposits	5,449,194.96
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	5,464,049.85
40.1.2.10.00.00	Own Portfolio	512,248.21
40.1.2.20.00.00	Third Parties Portfolio	4,931,094.39
40.1.2.30.00.00	Unrestricted Portfolio	20,707.25
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	4,025,219.78
40.1.3.30.00.00	Mortgage Notes	697,381.25
40.1.3.50.00.00	Securities Abroad	3,327,838.53
40.1.4.00.00.00	INTERBANK ACCOUNTS	814,244.17
40.1.4.10.00.00	Receipts and Payments Pending Settlement	775,763.52
40.1.4.40.00.00	Correspondent Banks	38,480.65
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	468,432.88
40.1.5.10.00.00	Third-Party Funds in Transit	460,555.13
40.1.5.20.00.00	Internal Transfer of Funds	7,877.75
40.1.6.00.00.00	BORROWINGS	4,009,864.56
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	338.73
40.1.6.30.00.00	Foreign Borrowings	4,009,525.83
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,491,057.79
40.1.7.30.00.00	BNDES (National Economic Development Bank)	719,507.26
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	758,107.35
40.1.7.90.00.00	Other Institutions	13,443.18
40.1.8.00.00.00	FOREIGN ONLENDINGS	61,787.62
40.1.8.10.00.02	Foreign Onlendings	61,787.62
40.1.9.00.00.00	OTHER LIABILITIES	2,943,007.72
40.1.9.10.00.00	Collection of Taxes and Social Contributions	164,463.80
40.1.9.20.00.00	Foreign Exchange Portfolio	1,346,876.34
40.1.9.30.00.00	Social and Statutory	212,875.72
40.1.9.40.00.00	Taxes and Social Security	230,413.31
40.1.9.50.00.00	Negotiation and Intermediation of Securities	574.46
40.1.9.85.00.00	Subordinated Debit	9,124.58
40.1.9.87.00.00	Derivative Financial Instruments	93,488.82
40.1.9.90.00.00	Sundry	885,190.69

CODE	DESCRIPTION	June 30, 2003

40.2.0.00.00.00	LONG-TERM LIABILITIES	17,723,985.48
40.2.1.00.00.00	DEPOSITS	10,009,626.85
40.2.1.30.00.00	Interbank Deposits	375,440.50
40.2.1.40.00.00	Time Deposits	9,634,186.35
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	333,728.14
40.2.3.30.00.00	Mortgage Notes	6,978.76
40.2.3.50.00.00	Securities Abroad	326,749.38
40.2.6.00.00.00	BORROWINGS	433,370.00
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	960.44
40.2.6.30.00.00	Foreign Borrowings	432,409.56
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,229,974.45
40.2.7.30.00.00	BNDES (National Economic Development Bank)	2,295,742.11
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	844,587.75
40.2.7.90.00.00	Other Institutions	89,644.59
40.2.8.00.00.00	FOREIGN ONLENDINGS	203,362.95
40.2.8.10.00.00	Foreign Onlendings	203,362.95
40.2.9.00.00.00	OTHER LIABILITIES	3,513,923.09
40.2.9.20.00.00	Foreign Exchange Portfolio	1,299.11
40.2.9.40.00.00	Taxes and Social Security	207,186.53
40.2.9.85.00.00	Subordinated Debt	822,803.99
40.2.9.87.00.00	Derivative Financial Instruments	128,459.81
40.2.9.90.00.00	Sundry	2,354,173.65
40.5.0.00.00.00	DEFERRED INCOME	12,098.26
40.5.1.00.00.00	Deferred Income	12,098.26
40.6.0.00.00.00	STOCKHOLDERS' EQUITY	6,846,955.78
40.6.1.00.00.00	Capital	3,690,601.81
40.6.1.10.00.00	Local Residents	2,615,683.45
40.6.1.20.00.00	Foreign Residents	1,074,918.36
40.6.4.00.00.00	Capital Reserves	158,275.88
40.6.6.00.00.00	Revenue Reserves	3,319,559.06
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and Derivative Financial Instruments	(189,357.69)
40.6.9.00.00.00	Treasury Stocks	(132,123.28)

7003 - STATEMENT OF INCOME

CODE	DESCRIPTION	From April 1, 2003 to June 30, 2003	From January 1, 2003 to June 30, 2003

10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	2,050,883.54	4,390,432.75
10.1.1.10.10.11	Lending Operations	1,091,468.15	2,188,998.24
10.1.1.10.10.15	Marketable Securities	(62,697.17)	940,722.87
10.1.1.10.10.16	Derivative Financial Instruments	866,529.68	891,073.69
10.1.1.10.10.17	Foreign Exchange Transactions	19,808.88	84,370.20
10.1.1.10.10.19	Compulsory Deposits	135,774.00	285,267.75
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(890,821.83)	(2,490,551.53)
10.1.1.10.20.12	Deposits and Securities Sold	(680,297.88)	(2,045,424.82)
10.1.1.10.20.14	Borrowings and Onlendings	(17,864.33)	(146,193.03)
10.1.1.10.20.20	Provision for Lending, Leasing and Other Credits Losses	(192,659.62)	(298,933.68)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL INTERMEDIATION	1,160,061.71	1,899,881.22
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(631,451.98)	(1,038,466.57)
10.1.1.20.21.00	Services Rendered	363,432.11	686,150.12
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(305,100.04)	(589,471.25)
10.1.1.20.24.00	Other Administrative Expenses	(383,591.39)	(756,724.61)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(79,221.88)	(142,802.67)
10.1.1.20.23.00	Equity in Results of Subsidiary and Associated Companies	259,385.49	451,981.17
10.1.1.20.25.00	Other Operating Income	105,297.22	192,268.24
10.1.1.20.32.00	Other Operating Expenses	(591,653.49)	(879,867.57)
10.1.1.00.00.00	OPERATING INCOME	528,609.73	861,414.65
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	2,503.10	3,171.48
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	531,112.83	864,586.13
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	(227,757.97)	(305,932.89)
10.2.1.00.00.00	Provision for Income Tax	(34,812.47)	(66,814.63)
10.2.2.00.00.00	Provision for Social Contribution (+/-)	(14,174.56)	(24,799.56)
10.2.3.00.00.00	Deferred Tax Asset	(178,770.94)	(214,318.70)
10.3.0.00.00.00	PROFIT SHARING	(30,864.53)	(67,841.63)
10.0.0.00.00.00	NET INCOME	272,490.33	490,811.61
20.0.0.00.00.00	INTEREST ON OWN CAPITAL	(75,746.87)	(195,746.87)
30.0.0.00.00.00	NET INCOME PER SHARE:	0.000001980143261	0.000003566648848

7004 - STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

CODE		CAPITAL	CAPITAL RESERVE	REVALUATION RESERVE ON SUBSIDIARIES	REVENUE RESERVES		UNREALIZED GAINS AND LOSSES – MARKETABLE SECURITIES AND FINANCIAL INSTRUMENTS	RETAINED EARNINGS	TREASURY STOCKS	TOTAL
					LEGAL	STATUTORY

00.0.1.01.00.00	AT MARCH 31, 2003	3,690,601.81	158,059.36	5,091.89	274,332.46	2,783,075.46	(179,012.56)	99,845.73	(115,370.07)	6,716,623.62
00.0.1.02.00.00	PRIOR PERIODS ADJUSTMENTS	-	-	-	-	-	-	(34,752.00)	-	(34,752.00)
00.0.1.25.00.00	UNREALIZED GAINS AND LOSSES ADJUSTMENTS -MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	-	-	-	-	-	(10,345.13)	-	-	(10,345.13)
00.0.1.06.00.00	OTHER EVENTS:
00.0.1.11.00.00	ACQUISITION/ CANCELLATION OF OWN SHARES	-	-	-	-	-	-	-	(16,753.21)	(16,753.21)
00.0.1.12.00.00	RESTATEMENTS OF MEMBERSHIP CERTIFICATES	-	216,52	-	-	-	-	-	-	216,52
00.0.1.13.00.00	REVERSION / REALIZATION OF REVALUATION RESERVE	-	-	-	-	-	-	314.41	-	314.41
00.0.1.15.00.00	REVALUATION RESERVE IN SUBSIARIES/ ASSOCIATED COMPANIES	-	-	(5,091.89)	-	-	-	-	-	(5,091.89)
00.0.1.18.00.00	NET INCOME FOR THE PERIOD	-	-	-	-	-	-	272,490.33	-	272,490.33
00.0.1.19.00.00	DESTINATIONS:
00.0.1.20.00.00	RESERVES	-	-	-	24,541.00	237,610.60	-	(262,151.60)	-	-
00.0.1.23.00.00	INTEREST ON OWN CAPITAL	-	-	-	-	-	-	(75,746.87)	-	(75,746.87)
00.0.1.00.00.00	AT JUNE 30, 2003	3,690,601.81	158,275.88	-	298,873.00	3,020,686.06	(189,357.69)	-	(132,123.28)	6,846,955.78
00.0.2.00.00.00	CHANGES IN THE PERIOD	-	216.52	(5,091.89)	24,541.00	237,610.60	(10,345.73)	(99,845.73)	(16,753.21)	130,332.16
00.0.6.00.00.0	INTEREST ON OWN CAPITAL PER SHARE	-	-	-	-	-	-	-	-	0.000000550012619

7005 - STATEMENT OF CHANGES IN FINANCIAL POSITION

CODE	DESCRIPTION	From April1, 2003 to June 30, 2003

10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	5,043,538.16
10.1.0.00.00.00	ADJUSTED NET INCOME FOR THE PERIOD	273,265.02
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	211.61
10.5.0.00.00.00	THIRD PARTY FUNDS	4,770,061.53
10.5.1.00.00.00	Increase in Liabilities	156,157.99
10.5.1.07.00.00	Interbank and Interdepartmental Accounts	156,157.99
10.5.2.00.00.00	Decrease in Assets	4,441,608.21
10.5.2.02.00.00	Marketable Securities and Derivative Financial Instruments	2,492,339.48
10.5.2.04.00.00	Lending Operations	83,942.86
10.5.2.06.00.00	Other credits	1,850,214.55
10.5.2.07.00.00	Other Assets	15,111.32
10.5.3.00.00.00	Sale of Assets and Investments	21,738.33
10.5.3.01.00.00	Investments	14,922.00
10.5.3.02.00.00	Foreclosed Assets	5,767.00
10.5.3.03.00.00	Fixed Assets	1,042.00
10.5.3.05.00.00	Investments	7.33
10.5.4.00.00.00	Dividends and Interest on Own Capital Received from Subsidiary Companies	150,557.00
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	5,068,422.76
20.2.0.00.00.00	Dividends and Interest on Own Capital Proposed	75,746.87
20.3.0.00.00.00	ACQUISITION/CANCELATION OF OWN STOCKS	16,753.21
20.4.0.00.00.00	INVESTMENTS IN	83,139.36
20.4.1.00.00.00	Subsidiary and Associated Companies	69,545.80
20.4.2.00.00.00	Foreclosed Assets	9,244.00
20.4.3.00.00.00	Fixed Assets	4,349.56
20.5.0.00.00.00	DEFERRED CHARGES	17,460.10
20.6.0.00.00.00	INCREASE IN ASSETS	405,040.36
20.6.1.00.00.00	Marketable Securities	295,159.14
20.6.3.00.00.00	Interbank and Interdepartmental Accounts	109,881.22
20.7.0.00.00.00	DECREASE IN LIABILITIES	4,470,282.86
20.7.1.00.00.00	Deposits	733,529.24
20.7.2.00.00.00	Securities Sold Under Repurchase Agreements	373,458.97
20.7.5.00.00.00	Mortgage Notes	8,367.21
20.7.8.00.00.00	Borrowings and Onlendings in Brazil - Governmental Agencies	713,519.07
20.7.9.00.00.00	Other Liabilities	2,641,408.37
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS	(24,884.60)
	(10.0.0.00.00.00 - 20.0.0.00.00.00)	(24,884.60)

50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	633,261.61
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	608,377.01
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(= 30.0.0.00.00.00)	(24,884.60)

7006 - CONSOLIDATED BALANCE SHEET

CODE	DESCRIPTION	June 30, 2003

10.0.0.00.00.00	TOTAL ASSETS	66,091,193.09
10.1.0.00.00.00	CURRENT ASSETS	44,921,235.05
10.1.1.00.00.00	CASH AND DUE FROM BANKS	796,828.41
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	8,319,513.69
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	6,191,337.59
10.1.2.22.00.00	Interbank Deposits	2,128,176.08
10.1.2.26.00.00	Savings Deposits	0.02
10.1.3.00.00.00	MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	9,445,730.17
10.1.3.10.00.00	Own Portfolio	7,268,084.94
10.1.3.20.00.00	Subject to Repurchase Commitments	290,176.99
10.1.3.70.00.00	Pledged with Brazilian Central Bank	1,016,531.98
10.1.3.80.00.00	Certificates of Privatization	0.29
10.1.3.40.00.00	Pledged under Guarantees Rendered	572,437.07
10.1.3.85.00.00	Derivative Financial Instruments	298,498.90
10.1.4.00.00.00	INTERBANK ACCOUNTS	4,910,587.99
10.1.4.10.00.00	Payments and Receipts Pending Settlement	933,002.14
10.1.4.20.00.00	Compulsory Deposits	3,965,179.62
10.1.4.20.10.00	Brazilian Central Bank	3,959,994.62
10.1.4.20.40.00	National Housing System - SFH	5,185.00
10.1.4.70.00.00	Interbank Onlendings	6,359.23
10.1.4.80.00.00	Correspondent Banks	6,047.00
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	6,856.98
10.1.5.10.00.00	Third-party Funds in Transit	267.01
10.1.5.20.00.00	Internal Transfers of Funds	6,589.97
10.1.6.00.00.00	LENDING OPERATIONS	14,795,466.96
10.1.6.10.00.00	Lending Operations	16,010,809.60
10.1.6.10.10.00	Public Sector	35,401.36
10.1.6.10.20.00	Private Sector	15,975,408.24
10.1.6.90.00.00	Allowance for Lending Losses	(1,215,342.64)
10.1.7.00.00.00	LEASING OPERATIONS	258,765.19
10.1.7.10.00.00	Leasing Operations	509,670.42
10.1.7.10.20.00	Private Sector	509,670.42
10.1.7.80.00.00	Unearned Leasing Income	(239,433.71)
10.1.7.90.00.00	Allowance for Leasing Losses	(11,471.52)
10.1.8.00.00.00	OTHER CREDITS	6,024,510.08
10.1.8.20.00.00	Foreign Exchange Portfolio	2,945,390.14
10.1.8.30.00.00	Income Receivable	135,573.17
10.1.8.40.00.00	Negotiation and Intermediation of Securities	417,989.16
10.1.8.70.00.00	Sundry	2,547,850.82
10.1.8.90.00.00	Allowance for Other Credits Losses	(22,293.21)
10.1.9.00.00.00	OTHER ASSETS	362,975.58
10.1.9.40.00.00	Other Assets	206,588.03
10.1.9.70.00.00	Allowance for Other Assets Losses	(54,471.51)
10.1.9.90.00.00	Prepaid Expenses	210,859.06

CODE	DESCRIPTION	June 30, 2003

10.2.0.00.00.00	LONG-TERM ASSETS	17,888,007.12
10.2.2.00.00.00	INTERBANK INVESTMENTS	10,707.23
10.2.2.22.00.00	Interbank Deposits	10,707.23
10.2.3.00.00.00	MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	6,879,932.97
10.2.3.10.00.00	Own Portfolio	4,023,557.74
10.2.3.20.00.00	Subject to Repurchase Commitments	452,772.56
10.2.3.70.00.00	Pledged with Brazilian Central Bank	1,681,909.35
10.2.3.40.00.00	Pledged under Guarantees Rendered	510,477.90
10.2.3.85.00.00	Derivative Financial Instruments	211,215.42
10.2.4.00.00.00	INTERBANK ACCOUNTS	64,546.28
10.2.4.20.00.00	Compulsory Deposits	64,546.28
10.2.4.20.40.00	National Housing System - SFH	64,546.28
10.2.6.00.00.00	LENDING OPERATIONS	6,754,058.42
10.2.6.10.00.00	Lending Operations	6,969,781.25
10.2.6.10.10.00	Public Sector	247,591.65
10.2.6.10.20.00	Private Sector	6,722,189.60
10.2.6.90.00.00	Allowance for Lending Losses	(215,722.83)
10.2.7.00.00.00	LEASING OPERATIONS	179,780.28
10.2.7.10.00.00	Leasing Operations	427,204.92
10.2.7.10.20.00	Private Sector	427,204.92
10.2.7.80.00.00	Unearned Leasing Income	(237,760.48)
10.2.7.90.00.00	Allowance for Leasing Losses	(9,664.16)
10.2.8.00.00.00	OTHER CREDITS	3,963,628.28
10.2.8.10.00.00	Receivables on Guarantees Honored	2,332.91
10.2.8.20.00.00	Foreign Exchange Portfolio	1,299.10
10.2.8.30.00.00	Income Receivable	6,114.23
10.2.8.40.00.00	Negotiation and Intermediation of Securities	1,331.36
10.2.8.70.00.00	Sundry	3,959,039.38
10.2.8.90.00.00	Allowance for Other Credits Losses	(6,488.70)
10.2.9.00.00.00	OTHER ASSETS	35,353.66
10.2.9.90.00.00	Prepaid Expenses	35,353.66
10.3.0.00.00.00	PERMANENT ASSETS	3,281,950.92
10.3.1.00.00.00	INVESTMENTS	1,615,676.19
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	1,468,527.72
10.3.1.20.10.00	Local	1,460,347.89
10.3.1.20.20.00	Foreign	8,179.83
10.3.1.50.00.00	Other Investments	212,878.69
10.3.1.90.00.00	Allowance for Losses	(65,730.22)
10.3.2.00.00.00	FIXED ASSETS	1,003,637.39
10.3.2.30.00.00	Land and buildings in use	658,301.74
10.3.2.40.00.00	Other Fixed Assets	1,237,081.46
10.3.2.90.00.00	Accumulated Depreciation	(891,745.81)
10.3.4.00.00.00	DEFERRED CHARGES	662,637.34
10.3.4.10.00.00	Organization and Expansion Costs	1,188,223.68
10.3.4.90.00.00	Accumulated Amortization	(525,586.34)

CODE	DESCRIPTION	June 30, 2003

40.0.0.00.00.00	TOTAL LIABILITIES	66,091,193.09
40.1.0.00.00.00	CURRENT LIABILITIES	37,333,491.56
40.1.1.00.00.00	DEPOSITS	14,915,024.89
40.1.1.10.00.00	Demand Deposits	3,133,645.25
40.1.1.20.00.00	Savings Deposits	5,434,731.12
40.1.1.30.00.00	Interbank Deposits	74,942.94
40.1.1.40.00.00	Time Deposits	6,271,705.58
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	5,318,722.55
40.1.2.10.00.00	Own Portfolio	512,757.76
40.1.2.20.00.00	Third Parties Portfolio	4,805,964.79
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	3,825,208.40
40.1.3.30.00.00	Mortgage Notes	711,510.07
40.1.3.50.00.00	Securities Abroad	3,113,698.33
40.1.4.00.00.00	INTERBANK ACCOUNTS	842,349.31
40.1.4.10.00.00	Receipts and Payments Pending Settlement	820,445.54
40.1.4.40.00.00	Correspondent Banks	21,903.77
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	472,165.87
40.1.5.10.00.00	Third-Party Funds in Transit	460,849.32
40.1.5.20.00.00	Internal Transfer of Funds	11,316.55
40.1.6.00.00.00	BORROWINGS	4,029,028.05
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	338.73
40.1.6.20.00.00	Borrowings in Brazil - Other Institutions	179,297.46
40.1.6.30.00.00	Foreign Borrowings	3,849,391.86
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,701,950.11
40.1.7.30.00.00	BNDES (National Economic Development Bank)	719,507.26
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	968,999.67
40.1.7.90.00.00	Other Institutions	13,443.18
40.1.8.00.00.00	FOREIGN ONLENDINGS	61,787.62
40.1.8.10.00.00	Foreign Onlendings	61,787.62
40.1.9.00.00.00	OTHER LIABILITIES	6,167,254.76
40.1.9.10.00.00	Collection of Taxes and Social Contributions	165,771.71
40.1.9.20.00.00	Foreign Exchange Portfolio	1,361,548.51
40.1.9.30.00.00	Social and Statutory	349,335.67
40.1.9.40.00.00	Taxes and Social Security	462,365.54
40.1.9.50.00.00	Negotiation and Intermediation of Securities	412,995.65
40.1.9.85.00.00	Subordinated Debt	8,990.05
40.1.9.87.00.00	Derivative Financial Instruments	80,795.01
40.1.9.90.00.00	Sundry	3,325,452.62

CODE	DESCRIPTION	June 30, 2003

40.2.0.00.00.00	LONG-TERM LIABILITIES	21,083,249.77
40.2.1.00.00.00	DEPOSITS	9,062,908.78
40.2.1.30.00.00	Interbank Deposits	8,635.00
40.2.1.40.00.00	Time Deposits	9,054,273.78
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	635,357.07
40.2.3.30.00.00	Mortgage Notes	6,978.76
40.2.3.50.00.00	Securities Abroad	628,378.31
40.2.6.00.00.00	BORROWINGS	435,099.69
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	960.44
40.2.6.30.00.00	Foreign Borrowings	434,139.25
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,500,427.42
40.2.7.30.00.00	BNDES (National Economic Development Bank)	2,295,742.11
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	1,115,040.72
40.2.7.90.00.00	Other Institutions	89,644.59
40.2.8.00.00.00	FOREIGN ONLENDINGS	203,362.95
40.1.8.10.00.00	Foreign Onlendings	203,362.95
40.2.9.00.00.00	OTHER LIABILITIES	7,246,093.86
40.2.9.20.00.00	Foreign Exchange Portfolio	1,299.11
40.2.9.40.00.00	Taxes and Social Security	852,763.50
40.2.9.85.00.00	Subordinated Debt	814,193.73
40.2.9.87.00.00	Derivative Financial Instruments	116,047.60
40.2.9.90.00.00	Sundry	5,461,789.92
40.5.0.00.00.00	DEFERRED INCOME	73,404.80
40.5.1.00.00.00	Deferred Income	73,404.80
40.9.0.00.00.00	MINORITY INTEREST	754,091.18
40.6.0.00.00.00	STOCKHOLDERS' EQUITY	6,846,955.78
40.6.1.00.00.00	Capital	3,690,601.81
40.6.1.10.00.00	Local Residents	2,615,683.45
40.6.1.20.00.00	Foreign Residents	1,074,918.36
40.6.4.00.00.00	Capital Reserves	158,275.88
40.6.6.00.00.00	Revenue Reserves	3,319,559.06
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and Derivative Financial Instruments	(189,357.69)
40.6.9.00.00.00	Treasury Stocks	(132,123.28)

7007 - CONSOLIDATED STATEMENT OF INCOME

CODE	DESCRIPTION	From April 1, 2003 to June 30, 2003	From January 1, 2003 to June 30, 2003

10.1.1.10.10.00	REVENUE FROM FINANCIAL INTERMEDIATION	2,525,370.02	5,570,368.46
10.1.1.10.10.11	Lending Operations	1,805,632.19	3,575,783.08
10.1.1.10.10.13	Leasing Operations	17,692.96	40,340.99
10.1.1.10.10.15	Marketable Securities	(108,856.16)	972,545.47
10.1.1.10.10.16	Derivative Financial Instruments	648,969.51	600,270.09
10.1.1.10.10.17	Foreign Exchange Transactions	27,426.99	95,058.10
10.1.1.10.10.19	Compulsory Deposits	134,504.53	286,370.73
10.1.1.10.20.00	EXPENSES ON FINANCIAL INTERMEDIATION	(809,274.20)	(2,505,062.84)
10.1.1.10.20.12	Deposits and Securities Sold	(314,992.77)	(1,557,257.82)
10.1.1.10.20.14	Borrowings and Onlendings	(81,466.65)	(251,136.89)
10.1.1.10.20.20	Provision for Lending, Leasing and Other Credits Losses	(412,814.78)	(696,668.13)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL INTERMEDIATION	1,716,095.82	3,065,305.62
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(1,151,072.42)	(2,041,826.22)
10.1.1.20.21.00	Services Rendered	712,058.26	1,368,978.59
10.1.1.20.22.00	Salaries, Benefits, Training and Social Security	(421,251.03)	(821,367.69)
10.1.1.20.24.00	Other Administrative Expenses	(677,422.69)	(1,339,427.14)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(163,638.50)	(321,036.12)
10.1.1.20.23.00	Equity in Results of Subsidiary and Associated Companies	2,887.44	4,861.98
10.1.1.20.25.00	Other Operating Income	1,019,800.46	1,829,701.23
10.1.1.20.32.00	Other Operating Expenses	(1,623,506.36)	(2,763,537.07)
10.1.1.00.00.00	OPERATING INCOME	565,023.40	1,023,479.40
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	6,240.81	15,780.39
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	571,264.21	1,039,259.79
10.2.0.00.00.00	INCOME TAX AND SOCIAL CONTRIBUTION	(222,836.99)	(371,144.25)
10.2.1.00.00.00	Provision for income tax	(77,646.33)	(151,741.78)
10.2.2.00.00.00	Provision for social contribution	(29,656.14)	(54,032.95)
10.2.3.00.00.00	Deferred tax asset	(115,534.52)	(165,369.52)
10.3.0.00.00.00	PROFIT SHARING	(45,847.25)	(101,479.21)
40.0.0.00.00.00	MINORITY INTEREST	(30,089.64)	(75,824.71)
10.0.0.00.00.00	NET INCOME	302,579.97	566,636.33
20.0.0.00.00.00	INTEREST ON OWN CAPITAL (-)	(75,746.87)	(195,746.87)
30.0.0.00.00.00	NET INCOME PER SHARE	0.000001980128727	0.000003566648848

(Convenience translation into English from the original previously issued in Portuguese)

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
AND UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARY COMPANIES
IFT - QUARTERLY FINANCIAL INFORMATION – JUNE 30, 2003
Amounts expressed in thousands of Reais

7008 - CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

CODE		CAPITAL	CAPITAL RESERVE	REVALUATION RESERVE ON SUBSIDIARIES	REVENUE RESERVES		UNREALIZED GAINS AND LOSSES – MARKETABLE SECURITIES AND FINANCIAL INSTRUMENTS	RETAINED EARNINGS	TREASURY STOCKS	TOTAL
					LEGAL	STATUTORY

00.0.1.01.00.00	AT MARCH 31, 2003	3,690,601.81	158,059.36	5,091.89	274,332.46	2,783,075.46	(179,012.56)	99,845.73	(115,370.07)	6,716,623.62
00.0.1.02.00.00	PRIOR PERIODS ADJUSTMENTS	-	-	-	-	-	-	(34,752.00)	-	(34,752.00)
00.0.1.25.00.00	UNREALIZED GAINS AND LOSSES ADJUSTMENTS -MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	-	-	-	-	-	(10,345.13)	-	-	(10,345.13)
00.0.1.06.00.00	OTHER EVENTS:
00.0.1.11.00.00	ACQUISITION/ CANCELLATION OF OWN SHARES	-	-	-	-	-	-	-	(16,753.21)	(16,753.21)
00.0.1.12.00.00	RESTATEMENTS OF MEMBERSHIP CERTIFICATES	-	216,52	-	-	-	-	-	-	216,52
00.0.1.13.00.00	REVERSION / REALIZATION OF REVALUATION RESERVE	-	-	-	-	-	-	314.41	-	314.41
00.0.1.15.00.00	REVALUATION RESERVE IN SUBSIARIES/ ASSOCIATED COMPANIES	-	-	(5,091.89)	-	-	-	-	-	(5,091.89)
00.0.1.18.00.00	NET INCOME FOR THE PERIOD	-	-	-	-	-	-	272,490.33	-	272,490.33
00.0.1.19.00.00	DESTINATIONS:
00.0.1.20.00.00	RESERVES	-	-	-	24,541.00	237,610.60	-	(262,151.60)	-	-
00.0.1.23.00.00	INTEREST ON OWN CAPITAL	-	-	-	-	-	-	(75,746.87)	-	(75,746.87)
00.0.1.00.00.00	AT JUNE 30, 2003	3,690,601.81	158,275.88	-	298,873.00	3,020,686.06	(189,357.69)	-	(132,123.28)	6,846,955.78
00.0.2.00.00.00	CHANGES IN THE PERIOD	-	216.52	(5,091.89)	24,541.00	237,610.60	(10,345.73)	(99,845.73)	(16,753.21)	130,332.16
00.0.6.00.00.0	INTEREST ON OWN CAPITAL PER SHARE	-	-	-	-	-	-	-	-	0.000000550012619

7009 - CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

CODE	DESCRIPTION	From April 1, 2003 to June 30,2003

10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	4,574,842.17
10.1.0.00.00.00	ADJUSTED NET INCOME FOR THE PERIOD	362,008.68
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	8,203.52
10.5.0.00.00.00	THIRD PARTY FUNDS	4,204,629.97
10.5.1.00.00.00	Increase in Liabilities	157,109.94
10.5.1.07.00.00	Interbank and Interdepartmental Accounts	157,109.94
10.5.2.00.00.00	Decrease in Assets	3,990,512.39
10.5.2.02.00.00	Marketable Securities	2,163,227.62
10.5.2.05.00.00	Leasing Operations	24,605.09
10.5.2.06.00.00	Other Credits	1,780,064.77
10.5.2.07.00.00	Others Assets	22,614.91
10.5.3.00.00.00	Sale of Assets and Investments	55,274.59
10.5.3.01.00.00	Investments in Subsidiary Companies	8,462.03
10.5.3.02.00.00	Foreclosed Assets	29,371.00
10.5.3.03.00.00	Fixed Assets	15,947.00
10.5.3.05.00.00	Investments	1,494.56
10.5.4.00.00.00	Dividends received from subsidiary and associated companies	1,733.05
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	4,900,028.30
20.2.0.00.00.00	DIVIDENDS AND INTEREST ON OWN CAPITAL PROPOSED / DISTRIBUTED	75,746.87
20.3.0.00.00.00	ACQUISITION/CANCELATION OF OWN STOCKS	16,753.21
20.4.0.00.00.00	INVESTMENTS IN	72,068.71
20.4.1.00.00.00	Investments	5,277.31
20.4.2.00.00.00	Foreclosed Assets	28,018.00
20.4.3.00.00.00	Fixed Assets	38,579.07
20.4.5.00.00.00	Investments	194.33
20.5.0.00.00.00	DEFERRED CHARGES	19,256.94
20.6.0.00.00.00	INCREASE IN ASSETS	497,309.55
20.6.1.00.00.00	Interbank Deposits	24,498.41
20.6.3.00.00.00	Interbank and Interdepartmental Accounts	114,133.68
20.6.4.00.00.00	Lending Operations	358,677.46
20.7.0.00.00.00	DECREASE IN LIABILITIES	4,218,893.02
20.7.1.00.00.00	Deposits	1,198,028.95
20.7.2.00.00.00	Securities Sold Under Repurchase Agreements	561,810.45
20.7.5.00.00.00	Mortgage Notes	9,598.03
20.7.8.00.00.00	Borrowings and Onlendings in Brazil - Governmental Agencies	712,569.07
20.7.9.00.00.00	Other Liabilities	1,736,886.52
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(10.0.0.00.00.00 – 20.0.0.00.00.00)	(325,186.13)

50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	1,122,014.54
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	796,828.41
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(= 30.0.0.00.00.00)	(325,186.13)

7010 - FINANCIAL GROUP BALANCE SHEET

CODE	DESCRIPTION	June 30, 2003

10.0.0.00.00.00	TOTAL ASSETS	61,016,939.38
10.1.0.00.00.00	CURRENT ASSETS	40,164,290.88
10.1.1.00.00.00	CASH AND DUE FROM BANKS	740,714.85
10.1.2.00.00.00	SHORT-TERM INTERBANK INVESTMENTS	8,073,919.61
10.1.2.21.00.00	Securities Purchased Under Resale Agreements	6,191,337.59
10.1.2.22.00.00	Interbank Deposits	1,882,582.02
10.1.3.00.00.00	MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	6,576,246.90
10.1.3.10.00.00	Own Portfolio	4,369,354.85
10.1.3.20.00.00	Subject to Repurchase Commitments	290,176.99
10.1.3.70.00.00	Pledged with Brazilian Central Bank	1,016,531.98
10.1.3.40.00.00	Pledged under Guarantees Rendered	572,437.07
10.1.3.85.00.00	Derivative Financial Instruments	327,746.01
10.1.4.00.00.00	INTERBANK ACCOUNTS	4,908,652.42
10.1.4.10.00.00	Payments and Receipts Pending Settlement	935,278.87
10.1.4.20.00.00	Compulsory Deposits	3,965,288.44
10.1.4.20.10.00	Brazilian Central Bank	3,960,103.44
10.1.4.20.40.00	National Housing System - SFH	5,185.00
10.1.4.70.00.00	Interbank Onlendings	6,359.23
10.1.4.80.00.00	Correspondent Banks	1,725.88
10.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	2,870.31
10.1.5.10.00.00	Third-party Funds in Transit	267.01
10.1.5.20.00.00	Internal Transfers of Funds	2,603.30
10.1.6.00.00.00	LENDING OPERATIONS	14,012,759.36
10.1.6.10.00.00	Lending Operations	15,132,231.47
10.1.6.10.10.00	Public Sector	35,401.36
10.1.6.10.20.00	Private Sector	15,096,830.11
10.1.6.90.00.00	Allowance for Lending Losses	(1,119,472.11)
10.1.7.00.00.00	LEASING OPERATIONS	16,294.64
10.1.7.10.00.00	Leasing Operations	267,199.87
10.1.7.10.20.00	Private Sector	267,199.87
10.1.7.80.00.00	Unearned Leasing Income	(239,433.71)
10.1.7.90.00.00	Allowance for Leasing Losses	(11,471.52)
10.1.8.00.00.00	OTHER CREDITS	5,570,222.84
10.1.8.20.00.00	Foreign Exchange Portfolio	2,945,390.14
10.1.8.30.00.00	Income Receivable	266,126.80
10.1.8.40.00.00	Negotiation and Intermediation of Securities	417,989.16
10.1.8.70.00.00	Sundry	1,995,868.46
10.1.8.90.00.00	Allowance for Other Credits Losses	(55,151.72)
10.1.9.00.00.00	OTHER ASSETS	262,609.95
10.1.9.40.00.00	Other Assets	164,458.51
10.1.9.70.00.00	Allowance for Other Assets Losses	(43,931.51)
10.1.9.90.00.00	Prepaid Expenses	142,082.95

CODE	DESCRIPTION	June 30, 2003

10.2.0.00.00.00	LONG-TERM ASSETS	16,250,314.54
10.2.2.00.00.00	INTERBANK INVESTMENTS	10,707.23
10.2.2.22.00.00	Interbank Deposits	10,707.23
10.2.3.00.00.00	MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	5,969,572.94
10.2.3.10.00.00	Own Portfolio	3,105,707.37
10.2.3.20.00.00	Subject to Repurchase Commitments	452,772.56
10.2.3.70.00.00	Pledged with Brazilian Central Bank	1,690,740.24
10.2.3.40.00.00	Pledged under Guarantees Rendered	510,477.90
10.2.3.85.00.00	Derivative Financial Instruments	209,874.87
10.2.4.00.00.00	INTERBANK ACCOUNTS	64,546.28
10.2.4.20.00.00	Compulsory Deposits	64,546.28
10.2.4.20.40.00	National Housing System - SFH	64,546.28
10.2.6.00.00.00	LENDING OPERATIONS	6,761,258.02
10.2.6.10.00.00	Lending Operations	6,977,524.50
10.2.6.10.10.00	Public Sector	247,591.65
10.2.6.10.20.00	Private Sector	6,729,932.85
10.2.6.90.00.00	Allowance for Lending Losses	(216,266.48)
10.2.7.00.00.00	LEASING OPERATIONS	(25,365.59)
10.2.7.10.00.00	Leasing Operations	222,059.05
10.2.7.10.20.00	Private Sector	222,059.05
10.2.7.80.00.00	Unearned Leasing Income	(237,760.48)
10.2.7.90.00.00	Allowance for Leasing Losses	(9,664.16)
10.2.8.00.00.00	OTHER CREDITS	3,434,242.01
10.2.8.10.00.00	Receivables on Guarantees Honored	2,332.91
10.2.8.20.00.00	Foreign Exchange Portfolio	1,299.10
10.2.8.30.00.00	Income Receivable	6,114.23
10.2.8.40.00.00	Negotiation and intermediation of securities	1,331.36
10.2.8.70.00.00	Sundry	3,429,653.11
10.2.8.90.00.00	Allowance for Other Credits Losses	(6,488.70)
10.2.9.00.00.00	OTHER ASSETS	35,353.65
10.2.9.90.00.00	Prepaid Expenses	35,353.65
10.3.0.00.00.00	PERMANENT ASSETS	4,602,333.96
10.3.1.00.00.00	INVESTMENTS	1,935,766.92
10.3.1.20.00.00	Investments in Subsidiary and Associated Companies	1,445,134.85
10.3.1.20.10.00	Local Residents	1,357,092.82
10.3.1.20.20.00	Foreign residents	88,042.03
10.3.1.50.00.00	Other Investments	533,118.46
10.3.1.90.00.00	Allowance for Losses	(42,486.39)
10.3.2.00.00.00	FIXED ASSETS	410,853.31
10.3.2.30.00.00	Land and buildings in use	162,864.37
10.3.2.40.00.00	Other Fixed Assets	783,192.94
10.3.2.90.00.00	Accumulated Depreciation	(535,204.00)
10.3.3.00.00.00	LEASED FIXED ASSETS	915,678.91
10.3.3.20.00.00	Leased Assets	1,650,872.39
10.3.3.90.00.00	Accumulated depreciation	(735,193.48)
10.3.4.00.00.00	DEFERRED CHARGES	1,340,034.82
10.3.4.10.00.00	Organization and Expansion Costs	1,926,237.53
10.3.4.90.00.00	Accumulated Amortization	(586,202.71)

CODE	DESCRIPTION	June 30, 2003

40.0.0.00.00.00	TOTAL LIABILITIES	61,016,939.40
40.1.0.00.00.00	CURRENT LIABILITIES	35,252,721.20
40.1.1.00.00.00	DEPOSITS	15,085,780.55
40.1.1.10.00.00	Demand Deposits	3,139,716.73
40.1.1.20.00.00	Savings Deposits	5,434,731.12
40.1.1.30.00.00	Interbank Deposits	78,200.53
40.1.1.40.00.00	Time Deposits	6,433,132.17
40.1.2.00.00.00	SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	5,317,893.16
40.1.2.10.00.00	Own Portfolio	512,248.21
40.1.2.20.00.00	Third Parties Portfolio	4,805,644.95
40.1.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	3,810,874.74
40.1.3.30.00.00	Mortgage Notes	697,381.25
40.1.3.50.00.00	Securities Abroad	3,113,493.49
40.1.4.00.00.00	INTERBANK ACCOUNTS	913,041.34
40.1.4.10.00.00	Receipts and Payments Pending Settlement	828,960.74
40.1.4.40.00.00	Correspondent Banks	84,080.60
40.1.5.00.00.00	INTERDEPARTMENTAL ACCOUNTS	468,815.31
40.1.5.10.00.00	Third-Party Funds in Transit	460,849.32
40.1.5.20.00.00	Internal Transfer of Funds	7,965.99
40.1.6.00.00.00	BORROWINGS	3,828,748.89
40.1.6.10.00.00	Borrowings in Brazil - Governmental Agencies	338.73
40.1.6.30.00.00	Foreign Borrowings	3,828,410.16
40.1.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	1,701,950.11
40.1.7.30.00.00	BNDES (National Economic Development Bank)	719,507.26
40.1.7.50.00.00	FINAME (National Industrial Financing Authority)	968,999.67
40.1.7.90.00.00	Other Institutions	13,443.18
40.1.8.00.00.00	FOREIGN ONLENDING	61,787.62
40.1.8.10.00.00	Foreign Onlending	61,787.62
40.1.9.00.00.00	OTHER LIABILITIES	4,063,829.48
40.1.9.10.00.00	Collection of Taxes and Social Contributions	165,880.91
40.1.9.20.00.00	Foreign Exchange Portfolio	1,361,548.51
40.1.9.30.00.00	Social and Statutory	218,843.75
40.1.9.40.00.00	Taxes and Social Security	323,995.74
40.1.9.50.00.00	Negotiation and Intermediation of Securities	414,231.92
40.1.9.85.00.00	Subordinated Debt	8,990.05
40.1.9.87.00.00	Derivative Financial Instruments	80,298.95
40.1.9.90.00.00	Sundry	1,490,039.65

CODE	DESCRIPTION	June 30, 2003

40.2.0.00.00.00	LONG-TERM LIABILITIES	18,710,215.10
40.2.1.00.00.00	DEPOSITS	9,508,656.25
40.2.1.30.00.00	Interbank Deposits	8,635.00
40.2.1.40.00.00	Time Deposits	9,500,021.25
40.2.3.00.00.00	RESOURCES FROM SECURITIES ISSUED	616,648.86
40.2.3.30.00.00	Mortgage Notes	6,978.76
40.2.3.50.00.00	Securities Abroad	609,670.10
40.2.6.00.00.00	BORROWINGS	435,099.69
40.2.6.10.00.00	Borrowings in Brazil - Governmental Agencies	960.44
40.2.6.30.00.00	Foreign Borrowings	434,139.25
40.2.7.00.00.00	ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES	3,500,427.42
40.2.7.30.00.00	BNDES (National Economic Development Bank)	2,295,742.11
40.2.7.50.00.00	FINAME (National Industrial Financing Authority)	1,115,040.72
40.2.7.90.00.00	Other Institutions	89,644.59
40.2.8.00.00.00	FOREIGN ONLENDINGS	203,362.95
40.2.8.10.00.00	Foreign Onlendings	203,362.95
40.2.9.00.00.00	OTHER LIABILITIES	4,446,019.93
40.2.9.20.00.00	Foreign Exchange Portfolio	1,299.11
40.2.9.40.00.00	Taxes and Social Security	555,032.46
40.2.9.85.00.00	Subordinated Debt	817,115.99
40.2.9.87.00.00	Derivative Financial Instruments	116,046.26
40.2.9.90.00.00	Sundry	2,956,526.11
40.5.0.00.00.00	DEFERRED INCOME	23,759.82
40.5.1.00.00.00	Deferred Income	23,759.82
40.6.0.00.00.00	STOCKHOLDERS’ EQUITY	7,030,243.28
40.6.1.00.00.00	Capital	3,842,431.66
40.6.1.10.00.00	Local Residents	2,764,802.92
40.6.1.20.00.00	Foreign Residents	1,077,628.74
40.6.4.00.00.00	Capital Reserves	174,427.08
40.6.5.00.00.00	Revaluation Reserve on Subsidiaries	0.21
40.6.6.00.00.00	Revenue Reserves	3,327,167.35
40.6.7.00.00.00	Unrealized gains and losses-Marketable Securities and
	Derivative Financial Instruments	(203,566.16)
40.6.8.00.00.00	Retained earnings	21,906.48
40.6.9.00.00.00	Treasury Stock	(132,123.34)

7011 - FINANCIAL GROUP STATEMENT OF INCOME

CODE	DESCRIPTION	From April 1, 2003 to June 30, 2003	From January 1, 2003 to June 30, 2003

10.1.1.10.10.00	REVENUE FROM FINANCIAL
	INTERMEDIATION	2,679,209.02	5,386,702.99
10.1.1.10.10.11	Lending Operations	1,864,926.48	3,460,769.54
10.1.1.10.10.13	Leasing Operations	17,692.96	40,340.99
10.1.1.10.10.15	Marketable Securities	(217,504.19)	636,779.54
10.1.1.10.10.16	Derivative Financial Instruments	850,316.91	867,384.09
10.1.1.10.10.17	Foreign Exchange Transactions	27,427.00	95,058.10
10.1.1.10.10.19	Compulsory Deposits	136,349.86	286,370.73
10.1.1.10.20.00	EXPENSES ON FINANCIAL
	INTERMEDIATION	(1,003,282.40)	(2,711,268.06)
10.1.1.10.20.12	Deposits and Securities Sold	(488,240.64)	(1,798,300.02)
10.1.1.10.20.14	Borrowings and Onlendings	(72,274.24)	(230,421.48)
10.1.1.10.20.20	Provision for Lending, Leasing and Other
	Credits Losses	(442,767.52)	(682,546.56)
10.1.1.10.00.00	GROSS PROFIT FROM FINANCIAL
	INTERMEDIATION	1,675,926.62	2,675,434.93
10.1.1.20.00.00	OTHER OPERATING INCOME (EXPENSES)	(1,134,299.39)	(1,782,574.59)
10.1.1.20.21.00	Services Rendered	470,175.97	910,168.67
10.1.1.20.22.00	Salaries, Benefits, Training and Social
	Security	(332,469.49)	(643,957.19)
10.1.1.20.24.00	Other Administrative Expenses	(596,705.46)	(1,114,880.74)
10.1.1.20.26.00	Financial Transaction and Other Taxes	(106,961.31)	(202,668.11)
10.1.1.20.23.00	Equity in Results of Subsidiary and	(323,093.19)	(417,447.32)
	Associated Companies
10.1.1.20.25.00	Other Operating Income	(120,590.78)	117,068.62
10.1.1.20.32.00	Other Operating Expenses	(124,655.13)	(430,858.52)
10.1.1.00.00.00	OPERATING INCOME	541,627.23	892,860.34
10.1.2.00.00.00	NON-OPERATING INCOME (EXPENSES), NET	3,634.54	6,807.54
10.1.0.00.00.00	INCOME BEFORE TAXES AND PROFIT SHARING	545,261.77	899,667.88
10.2.0.00.00.00	INCOME TAX AND SOCIAL
	CONTRIBUTION	(242,148.93)	(329,940.77)
10.2.1.00.00.00	Provision for Income Tax	(53,001.72)	(100,185.66)
10.2.2.00.00.00	Provision for Social Contribution	(22,504.42)	(38,110.19)
10.2.3.00.00.00	Deferred Tax Asset	(166,642.79)	(191,644.92)
10.3.0.00.00.00	PROFIT SHARING	(16,880.96)	(61,400.66)
10.0.0.00.00.00	NET INCOME	286,231.88	508,326.45
20.0.0.00.00.00	INTEREST ON OWN CAPITAL	(75,746.87)	(195,746.87)
30.0.0.00.00.00	NET INCOME PER SHARE:	0.000002080000887	0.000003693926291

7012 - FINANCIAL GROUP STATEMENT OF CHANGES IN FINANCIAL POSITION

CODE	DESCRIPTION	From April 1, 2003 to June 30,2003

10.0.0.00.00.00	FINANCIAL RESOURCES WERE PROVIDED BY	6,266,248.29
10.1.0.00.00.00	ADJUSTED NET INCOME FOR THE PERIOD	727,599.19
10.2.0.00.00.00	CHANGES IN DEFERRED INCOME	5,068.52
10.3.0.00.00.00	STOCKHOLDERS' FUNDS	25,331.20
10.3.3.00.00.00	Other	25,331.20
10.5.0.00.00.00	THIRD PARTY FUNDS	5,508,249.38
10.5.1.00.00.00	Increase in Liabilities	178,793.06
10.5.1.07.00.00	Interbank and Interdepartmental Accounts	178,793.06
10.5.2.00.00.00	Decrease in Assets	4,727,590.78
10.5.2.01.00.00	Interbank Investments	448,685.70
10.5.2.02.00.00	Marketable Securities and Derivative Financial Instruments	2,597,179.79
10.5.2.05.00.00	Leasing Operations	300.96
10.5.2.06.00.00	Other Credits	1,671,894.73
10.5.2.07.00.00	Other Assets	9,529.60
10.5.3.00.00.00	Sale of Assets and Investments	432,764.64
10.5.3.01.00.00	Investments	276,350.49
10.5.3.02.00.00	Foreclosed Assets	17,156.96
10.5.3.03.00.00	Fixed Assets	2,176.64
10.5.3.04.00.00	Leased Fixed Assets	136,991.07
10.5.3.05.00.00	Investments	89.48
10.5.4.00.00.00	Dividends received from subsidiary and associated companies	169,100.90
20.0.0.00.00.00	FINANCIAL RESOURCES WERE USED FOR	6,531,858.15
20.2.0.00.00.00	DIVIDENDS AND INTEREST ON OWN CAPITAL
	PROPOSED/DISTRIBUTED	75,746.92
20.3.0.00.00.00	ACQUISITION/CANCELATION OF OWN STOCKS	16,753.21
20.4.0.00.00.00	INVESTMENTS IN	113,760.28
20.4.2.00.00.00	Foreclosed Assets	15,951.10
20.4.3.00.00.00	Fixed Assets	7,039.99
20.4.4.00.00.00	Leased Fixed Assets	87,818.77
20.4.5.00.00.00	Investments	2,950.42
20.5.0.00.00.00	DEFERRED CHARGES	704,551.15
20.6.0.00.00.00	INCREASE IN ASSETS	1,098,259.40
20.6.3.00.00.00	Interbank and Interdepartmental Accounts	120,737.55
20.6.4.00.00.00	Leasing Operations	977,521.85
20.7.0.00.00.00	DECREASE IN LIABILITIES	4,522,787.19
20.7.1.00.00.00	Deposits	977,809.35
20.7.2.00.00.00	Securities Sold Under Repurchase Agreements	562,660.07
20.7.5.00.00.00	Mortgage Notes	8,367.21
20.7.8.00.00.00	Borrowings and Onlendings in Brazil - Governmental Agencies	668,853.28
20.7.9.00.00.00	Other Liabilities	2,305,097.28
30.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(10.0.0.00.00.00 – 20.0.0.00.00.00)	(265,609.86)
50.0.0.00.00.00	CASH AND DUE FROM BANKS AT BEGINNING OF THE PERIOD	1,006,324.71
60.0.0.00.00.00	CASH AND DUE FROM BANKS AT THE END OF THE PERIOD	740,714.85
70.0.0.00.00.00	INCREASE (DECREASE) IN CASH AND DUE FROM BANKS
	(= 30.0.0.00.00.00)	(265,609.86)

7013 - FINANCIAL ECONOMIC GROUP - CONEF

CONEF	DESCRIPTION	June 30, 2003

10.0.0.00.00-3	CURRENT AND LONG-TERM ASSETS	62,372,473.82
10.1.0.00.00-2	AVAILABLE FUNDS	786,359.08
10.1.1.00.00-5	CASH	485,826.33
10.1.2.00.00-8	BANK DEPOSITS	43,564.54
10.1.3.00.00-1	FREE RESERVES	1,987.71
10.1.4.00.00-4	INVESTMENTS IN GOLD	5,515.35
10.1.5.00.00-7	FOREIGN MONEY SUPPLY	249,465.15
10.1.5.10.00-4	Foreign Bank Deposits	218,297.24
10.1.5.20.00-1	Foreign Available Funds	31,167.91
10.2.0.00.00-1	SHORT-TERM INTERBANK INVESTMENTS	8,330,220.91
10.2.1.00.00-4	SECURITIES PURCHASED UNDER RESALE AGREEMENTS	6,191,337.59
10.2.1.10.00-1	Resales to Liquidate - Own Portfolio	1,260,243.13
10.2.1.10.10-4	Federal Government Securities	1,260,243.13
10.2.1.20.00-8	Resales to Liquidate - Third Portfolio	4,931,094.46
10.2.2.00.00-7	INTERBANK DEPOSITS	2,133,180.59
10.2.2.10.00-4	Interbank Deposits	2,133,180.59
10.2.5.00.00-6	Saving Deposits	0.02
10.2.6.00.00-9	FOREIGN CURRENCY INVESTMENTS	5,702.71
10.2.6.10.00-6	Prior Notice and Fixed Time	4,649.35
10.2.6.20.00-3	CENTRAL BANK - EXCESS OF POSITION	1,053.36
10.3.0.00.00-0	MARKETABLE SECURITIES AND
	DERIVATIVE FINANCIAL INSTRUMENTS	16,325,663.08
10.3.1.00.00-3	MARKETABLE SECURITIES	11,291,455.83
10.3.1.10.00-0	Fixed Rate Securities	6,519,359.57
10.3.1.10.10-3	Federal Government Securities	3,837,429.80
10.3.1.10.30-9	Financial Institutions	234,038.37
10.3.1.10.90-7	Others	2,447,891.40
10.3.1.15.00-5	Mutual Funds	3,172,869.21
10.3.1.17.00-3	Floating Rate Securities - Technical Provisions Reserve	6.06
10.3.1.17.40-5	Equity Funds	6.06
10.3.1.20.00-7	Floating Rate Securities - Others	189,004.15
10.3.1.20.10-0	Listed Companies	141,830.33
10.3.1.20.20-3	Non-listed Companies	25,689.77
10.3.1.20.40-9	Equity Funds	21,480.18
10.3.1.20.99-7	Other	3.87
10.3.1.85.00-4	Foreign Marketable Securities	1,411,448.03
10.3.1.85.10-7	Brazilian Sovereign Bonds	545,389.36
10.3.1.85.20-0	Securities of Foreign Governments	58,155.97
10.3.1.85.30-3	Brazilian State-Owned Companies	56,844.80
10.3.1.85.90-1	Others	751,057.90
10.3.1.99.10-0	Allowance for Losses	(1,258.19)
10.3.1.99.10-0	Federal Government Securities	(1,258.19)
10.3.2.00.00-6	SUBJECT TO COMMITMENTS	742,949.55
10.3.2.10.00-3	Subject to Repurchase Commitments	742,949.55
10.3.2.10.10-6	Federal Government Securities	600,899.86
10.3.2.10.90-0	Other	142,049.69
10.3.3.00.00-9	DERIVATIVE FINANCIAL INSTRUMENTS	509,714.32
10.3.3.10.00-6	Derivative Financial Instruments	107,519.08
10.3.3.15.00-1	Derivative Financial Instruments - Swap	402,195.24
10.3.4.00.00-2	PLEDGED WITH BRAZILIAN CENTRAL BANK	2,698,628.12
10.3.4.10.00-9	Pledged with Brazilian Central Bank	2,698,628.12

CONEF	DESCRIPTION	June 30, 2003

10.3.5.00.00-5	CERTIFICATES OF PRIVATIZATION	0.29
10.3.6.00.00-8	PLEDGED UNDER GUARANTEE RENDERED	1,082,914.97
10.3.6.10.00-5	Pledged under Guarantee Rendered	1,082,914.97
10.3.6.10.10-8	Federal Government Securities	1,082,914.97
10.4.0.00.00-9	INTERBANK ACCOUNTS	4,975,134.27
10.4.1.00.00-2	CHECK CLEARING	933,002.14
10.4.2.00.00-5	RESTRICTED DEPOSITS	4,029,725.90
10.4.2.10.00-2	Brazilian Central Bank	3,959,994.62
10.4.2.50.00-0	SFH - FAHBRE and FGTS Deposits to Reimburse	29,390.69
10.4.2.65.00-2	SFH - Salary Variations Compensation Fund	40,340.59
10.4.2.65.10-5	Novation Option	40,340.59
10.4.3.00.00-8	INTERBANK ONLENDINGS	6,359.23
10.4.3.90.00.1	Other debtors	6,359.23
10.4.4.00.00-1	CORRESPONDENT BANKS	6,047.00
10.5.0.00.00-8	INTERDEPARTMENTAL ACCOUNTS	3,510.11
10.6.0.00.00-7	LENDING AND LEASING OPERATIONS	20,468,854.37
10.6.1.00.00-0	LENDING OPERATIONS	20,477,925.32
10.6.1.10.00-7	Loans and Discounted Loans	11,444,185.57
10.6.1.20.00-4	Financing	8,795,002.63
10.6.1.30.00-1	Agricultural	764,768.08
10.6.1.40.00-8	Real Estate Loans	755,030.22
10.6.1.40.30-7	Habitational Loans	755,030.22
10.6.1.90.00-3	Allowance for Loan Losses	(1,281,061.18)
10.6.2.00.00-3	LEASING OPERATIONS	(9,070.95)
10.6.2.10.00-0	Leasing Operations	12,064.73
10.6.2.90.00-6	Allowance for Leasing Operations Losses	(21,135.68)
10.9.0.00.00-4	OTHER RECEIVABLES	11,482,732.00
10.9.1.00.00-7	GUARANTEES HONORED	2,332.91
10.9.2.00.00-0	FOREIGN EXCHANGE	2,946,689.24
10.9.2.06.00-4	Unsettled Exchange Purchases	2,306,827.50
10.9.2.06.10-7	Export and Interbank Contracts	1,838,800.77
10.9.2.06.30-3	Financial Contracts	15,494.46
10.9.2.06.32-7	Financial Contracts	159,265.46
10.9.2.06.70-5	Interdepartmental and Arbitrage Contracts	293,266.81
10.9.2.13.00-4	Unsettled Exchange Purchases - Floating	12.49
10.9.2.13.50-9	Financial Contracts	12.49
10.9.2.25.00-9	Rights on Foreign Exchange Sold	688,871.67
10.9.2.25.10-2	Import and Financial Contracts	180,198.07
10.9.2.25.20-5	Interbank Contracts	121,735.25
10.9.2.25.22-9	Financial Contracts	70,615.70
10.9.2.25.60-7	Interdepartmental and Arbitrage Contracts	316,322.65
10.9.2.26.00-8	(-) Contracts Advances in Local Currency	(100,405.90)
10.9.2.33.00-8	Rights on Foreign Exchange Sold - Floating Rates	2,676.23
10.9.2.33.10-1	Import and Financial Contracts	2,390.73
10.9.2.33.40-0	Interbank Contracts	285.50
10.9.2.34.00-7	(-) Contracts Advances in Local Currency - Floating Rates	(2,331.21)
10.9.2.34.10-0	(-) Import and Financial Contracts	(2,331.21)
10.9.2.45.00-3	Receivables in Foreign Currency	3,777.76
10.9.2.50.00-5	Income Receivable of Contracted Advances and Import Contracts	47,260.70
10.9.3.00.00-3	INCOME RECEIVABLE	132,856.35
10.9.4.00.00-6	NEGOTIATION AND INTERMEDIATION OF SECURITIES	419,320.53
10.9.4.10.00-3	Cash – Register and Liquidation	12,416.52
10.9.4.30.00-7	Debts to Liquidate	403,338.11

CONEF	DESCRIPTION	June 30, 2003

10.9.4.40.00-4	Financial Assets and Commodities Transactions to Liquidate	1,747.50
10.9.4.53.00-8	Intermediation of Swap Operations	1,818.40
10.9.5.00.00-9	SPECIFIC CREDITS	1,256,001.04
10.9.5.30.00-0	Insurance Companies	525,924.26
10.9.5.30.10-3	Receivables of Insurance Operations	514,242.56
10.9.5.30.20-6	Notes and Credits Receivable	12,792.45
10.9.5.30.30-9	Provision for Credits Losses	(1,110.75)
10.9.5.45.00-2	Credit Card Companies	730,076.78
10.9.5.45.10-5	Notes and Credits Receivable	846,111.81
10.9.5.45.20-8	Provision for Credits Losses	(116,035.03)
10.9.7.00.00-5	OTHER	6,543,536.63
10.9.7.05.00-0	Accounts Receivable from Non-Financial Activities	8,167.05
10.9.7.10.00-2	Inventories	7,361.60
10.9.7.25.00-4	Foreclosed Assets	202,098.75
10.9.7.25.90-1	Other Assets	202,098.75
10.9.7.30.00-6	Provision for Losses	(57,309.37)
10.9.7.30.90-3	Other Assets	(57,309.37)
10.9.7.40.00-3	Deferred Tax and Social Contribution	2,553,635.94
10.9.7.40.10-6	Deferred Tax Circ 2746 - Report after Five Years	574,494.72
10.9.7.40.20-9	Deferred Tax Circ 2746 - Report up to Five Years	1,457,709.79
10.9.7.40.50-8	Deferred Tax	521,431.43
10.9.7.45.00-8	Prepaid Taxes	395,867.34
10.9.7.50.00-0	Tax Recovery	38,306.82
10.9.7.90.00-8	Foreign Debtors	37,344.65
10.9.7.95.00-3	Local Debtors	3,358,063.85
10.9.8.00.00-8	NONPERFORMING LOANS	(64,222.96)
10.9.8.90.00-1	Allowance for Loan Losses	(64,222.96)
10.9.9.00.00-1	PREPAID EXPENSES	246,218.26
20.0.0.00.00-6	PERMANENT ASSETS	4,226,089.10
20.1.0.00.00-5	INVESTMENTS	878,678.56
20.1.2.00.00-1	INVESTMENTS IN SUBSIDIARY COMPANIES	56,990.35
20.1.2.10.00-8	Investments in Subsidiary Companies	56,990.35
20.1.2.10.90-5	Other	56,990.35
20.1.3.00.00-4	FISCAL INCENTIVE INVESTMENTS	6,137.17
20.1.4.00.00-7	MEMBERSHIP CERTIFICATES	35,403.48
20.1.4.10.00-4	Membership Certificates	35,435.81
20.1.4.10.10-7	Securities Exchanges and CETIP	33,284.95
20.1.4.10.90-1	Other	2,150.86
20.1.4.99.00-1	Provision for Losses	(32.33)
20.1.5.00.00-0	STOCKS AND QUOTAS	38,530.38
20.1.5.10.00-7	Stocks and Quotas	41,700.27
20.1.5.10.10-0	Companies of Liquidation and Custody Pledged to Securities Exchange	7,134.78
20.1.5.10.20-3	Other	34,565.49
20.1.5.99.00-4	Provision for Losses	(3,169.89)
20.1.5.99.10-7	Companies of Liquidation and Custody Pledged to Securities Exchange	(229.22)
20.1.5.99.20-0	Other	(2,940.67)
20.1.9.00.00-2	OTHER INVESTMENTS	741,617.18
20.1.9.90.00-5	Other Investments	750,807.59
20.1.9.99.00-6	Provision for Losses	(9,190.41)
20.2.0.00.00-4	PROPERTY AND EQUIPMENT	1,011,400.33
20.2.1.00.00-7	STORAGED FURNITURE AND EQUIPMENT	1,305.09
20.2.2.00.00-0	PROPERTY AND EQUIPMENT IN PROCESS	1,082.38
20.2.3.00.00-3	LAND AND BUILDINGS	503,679.16

CONEF	DESCRIPTION	June 30, 2003

20.2.3.10.00-0	Land and Buildings	657,395.31
20.2.3.99.00-7	Accumulated Depreciation of Land and Buildings	(153,716.15)
20.2.4.00.00-6	FURNITURE AND EQUIPMENT	224,583.07
20.2.4.10.00-3	Furniture and Equipment	514,166.58
20.2.4.99.00-0	Accumulated Depreciation of Furniture and Equipment	(289,583.51)
20.2.8.00.00-8	OTHERS	280,750.63
20.2.8.90.00-1	Other Operating Assets	715,301.59
20.2.8.99.00-2	Accumulated Depreciation of Other Operating Assets	(434,550.96)
20.3.0.00.00-3	LEASED ASSETS	915,678.90
20.3.1.00.00-6	LEASED ASSETS	915,678.90
20.4.0.00.00-2	DEFERRED CHARGES	1,420,331.31
20.4.1.00.00-5	ORGANIZATION AND EXPANSION COSTS	2,126,496.80
20.4.1.10.00-2	Leased Losses to Amortize	59,109.34
20.4.1.90.00-8	Others Organization and Expansion Costs	2,067,387.46
20.4.9.00.00-9	ACCUMULATED AMORTIZATION	(706,165.49)
20.4.9.10.00-6	Leased Losses to Amortize	(29,681.90)
20.4.9.90.00-2	Other	(676,483.59)
30.0.0.00.00-9	OFF-BALANCE ITEMS	439,045,124.16
30.1.0.00.00-8	CO-OBLIGATION AND RISKS FOR GUARANTEES PROVIDED	3,738,166.08
30.1.1.00.00-1	IMPORTED CREDITS OUTSTANDING	83,814.97
30.1.3.00.00-7	CONFIRMED EXPORTED CREDITS	5,993.28
30.1.4.00.00-0	GUARANTEES PROVIDED	3,642,893.01
30.1.4.10.00-7	Financial Institutions Authorized to Operate by Brazilian Central Bank	79,509.99
30.1.4.90.00-3	Other	3,563,383.02
30.1.5.00.00-3	CO-OBLIGATION FOR CREDIT ASSIGNMENT	5,464.82
30.3.0.00.00-6	MARKETABLE SECURITIES	9,278,443.31
30.3.1.00.00-9	SECURITIES REGISTERED ON SELIC	6,893,412.50
30.3.2.00.00-2	SECURITIES NON-REGISTERED ON SELIC	2,385,030.81
30.4.0.00.00-5	CUSTODY	111,469,701.09
30.4.4.00.00-7	SECURITIES IN GUARANTEE OF RURAL DEBTS RENEGOTIATION	3,246.21
30.4.9.00.00-2	OTHER	111,466,454.88
30.5.0.00.00-4	COLLECTION	7,657,811.81
30.6.0.00.00-3	NEGOTIATION AND INTERMEDIATION OF SECURITIES	42,524,600.33
30.6.1.00.00-6	EQUITY, FINANCIAL ASSETS AND COMMODITIES	41,131,283.43
30.6.3.00.00-2	GUARANTEES HONORED AND OTHER GUARANTEES ON	745,332.37
30.6.5.00.00-8	CREDIT RISK ON SWAP CONTRACTS	647,984.53
30.6.5.10.00-5	Credit Risk on Swap Contracts	235,520.57
30.6.5.20.00-2	Receivables Under Swap Contracts	381,776.13
30.6.5.30.00-9	Payables Under Swap Contracts	30,687.83
30.8.0.00.00-1	CONTRACTS	22,879,546.22
30.9.0.00.00-0	CONTROL	241,496,855.32
30.4.7.00.00-2	Preferred Shares Redemption non Eligible to Capital	7,964.54
30.9.7.00.00-1	CAPITAL REQUIRED TO MARKET RISK COVERY	70,370.97
30.9.7.00.00-5	Interest Rate	70,370.97
30.9.8.00.00-4	Control	444,411.34
30.9.8.10.00-1	Total Exchange Exposure	355,126.03
30.9.8.90.00-7	Deferred Taxes from Depreciation Gains	89,285.31
30.9.9.00.00-7	OTHERS OFF-BALANCE ASSETS	240,974,108.47
39.9.9.99.99-4	TOTAL ASSETS	505,643,687.08
40.0.0.00.00-2	CURRENT AND LONG-TERM LIABILITIES	58,924,108.71
40.1.0.00.00-1	DEPOSITS	23,977,933.67
40.1.1.00.00-4	DEMAND DEPOSITS	3,130,388.26
40.1.2.00.00-7	SAVING DEPOSITS	5,434,731.12

CONEF	DESCRIPTION	June 30, 2003

40.1.3.00.00-0	INTERBANK DEPOSITS	83,577.94
40.1.5.00.00-6	TIME DEPOSITS	15,325,979.37
40.1.8.00.00-5	FOREIGN DEPOSITS	3,256.98
40.2.0.00.00-0	FUNDS OBTAINED IN THE OPEN MARKET	5,318,722.55
40.2.1.00.00-3	OWN PORTFOLIO	512,757.76
40.2.2.00.00-6	THIRD PARTIES PORTFOLIO	4,805,964.79
40.3.0.00.00-9	NOTES AND DEBENTURES	4,460,565.46
40.3.1.00.00-2	MORTGAGE NOTES	718,488.82
40.3.3.00.00-8	ACCOUNTS PAYABLE FOR SECURITIES ABROAD	3,742,076.64
40.4.0.00.00-8	INTERBANK ACCOUNTS	842,349.31
40.5.0.00.00-7	INTERDEPARTMENTAL ACCOUNTS	468,819.00
40.6.0.00.00-6	BORROWINGS AND ONLENDINGS	9,931,655.84
40.6.1.00.00-9	BORROWINGS	4,464,127.73
40.6.1.10.00-6	Local Borrowings	180,596.62
40.6.1.20.00-3	Foreign Borrowings	4,283,531.11
40.6.2.00.00-2	ONLENDINGS	5,467,528.11
40.6.2.10.00-9	Local Onlendings	5,202,377.53
40.6.2.20.00-6	Foreign Onlendings	265,150.58
40.7.0.00.00-5	DERIVATIVE FINANCIAL INSTRUMENTS	196,842.60
40.8.0.00.00-4	OTHER LIABILITIES	12,904,036.50
40.8.1.00.00-7	COLLECTION OF TAXES AND SOCIAL CONTRIBUTIONS	165,771.71
40.8.2.00.00-0	FOREIGN EXCHANGE PORTFOLIO	1,362,847.62
40.8.3.00.00-3	SOCIAL AND STATUTORY	349,331.70
40.8.3.10.00-0	Dividends Payable	305,571.16
40.8.3.15.00-5	Provision for Profit Sharing	39,297.02
40.8.3.30.00-4	Gratuity Payable	4,463.52
40.8.4.00.00-6	TAXES AND SOCIAL SECURITY	1,319,706.87
40.8.4.10.00-3	Income Tax and Social Contribution	120,650.05
40.8.4.15.00-8	Provision for Income Tax and Social Contribution	91,701.28
40.8.4.20.00-0	Taxes Payable	231,935.85
40.8.4.30.00-7	Provision For Deferred Tax	34,059.29
40.8.4.50.00-1	Provision For Tax Contingencies	841,360.40
40.8.5.00.00-9	NEGOTIATION AND INTERMEDIATION OF SECURITIES	415,338.83
40.8.7.00.00-5	SPECIFIC LIABILITIES	4,476,889.18
40.8.7.30.00-6	Insurance Companies	991,703.44
40.8.7.30.10-9	Non-Committed Technical Provisions	430,111.21
40.8.7.30.20-2	Committed Technical Provisions	362,949.88
40.8.7.30.30-5	Payable Related to Insurance	198,642.35
40.8.7.35.00-1	Private Retirement Companies	2,682,592.77
40.8.7.35.10-4	Non-Committed Technical Provisions	2,140,464.89
40.8.7.35.20-7	Committed Technical Provisions	541,932.52
40.8.7.35.30-0	Retirement Debt Transactions	195.36
40.8.7.40.00-3	Capitalization Companies	242,518.31
40.8.7.40.10-6	Non-Committed Technical Provisions	178,907.57
40.8.7.40.20-9	Committed Technical Provisions	63,610.74
40.8.7.45.00- 8	Credit Card Companies	560,074.66
40.8.7.45.10-1	Payable to Merchants - Credit Cards	560,074.66
40.8.9.00.00-1	SUNDRY	4,814,150.59
40.8.9.05.00-6	Suppliers	7,349.47
40.8.9.08.00-3	Prepaid Residual Value	495,793.60
40.8.9.90.00-4	Other Liabilities	4,311,007.52
40.9.0.00.00-3	HYBRID CAPITAL INSTRUMENTS AND SUBORDINATED DEBT	823,183.78

CONEF	DESCRIPTION	June 30, 2003

40.9.2.00.00-9	SUBORDINATED DEBT	802,752.34
40.9.2.10.00-6	Maturity More Than Five Years	802,752.34
40.9.3.00.00-2	OTHER SUBORDINATED DEBT	20,431.44
50.0.0.00.00-5	DEFERRED INCOME	73,404.81
60.0.0.00.00-8	STOCKHOLDERS' EQUITY	7,278,805.22
60.1.0.00.00-7	STOCKHOLDERS' EQUITY	7,278,805.22
60.1.1.00.00-0	CAPITAL	4,126,668.76
60.1.1.10.00-7	Capital	4,094,313.86
60.1.1.10.13-1	Common Shares - Local Residents	2,518,456.97
60.1.1.10.16-2	Non -Redemption Preferred Shares - Local Residents	484,378.64
60.1.1.10.17-9	Other Preferred Shares - Local Residents	13.47
60.1.1.10.23-4	Common Shares - Foreign Residents	10,543.31
60.1.1.10.26-5	Non -Redemption Preferred Shares - Foreign Residents	1,064,375.72
60.1.1.10.28-9	Quotas - Local Residents	16,545.75
60.1.1.20.00-4	Capital Increase	32,354.91
60.1.1.20.13-8	Common Shares - Local Residents	24,387.90
60.1.1.20.17-6	Other Preferred Shares - Local Residents	5,257.30
60.1.1.20.27-9	Others Preferred Shares - Abroad	2,709.71
60.1.1.40.00-8	(-) Capital Decrease	(0.01)
60.1.3.00.00-6	CAPITAL RESERVES	241,309.89
60.1.4.00.00-9	REVALUATION RESERVES	0.25
60.1.5.00.00-2	REVENUE RESERVES	3,300,849.86
60.1.5.10.00-9	Legal Reserve	306,386.76
60.1.5.20.00-6	Statutory Reserve	2,994,461.49
60.1.5.50.00-7	Revenue Reserve to be Realized	0.07
60.1.5.80.00-8	Special Dividends Reserve	1.54
60.1.5.80.99-8	Other	1.54
60.1.6.00.00-5	UNREALIZED GAINS AND LOSSES - MARKETABLE SECURITIES	(202,996.10)
60.1.8.00.00-1	RETAINED EARNINGS	(54,904.10)
60.1.9.00.00-4	TREASURY STOCK	(132,123.34)
70.0.0.00.00-1	REVENUES	18,227,944.07
70.1.0.00.00-0	REVENUE FROM FINANCIAL ACTIVITIES	16,014,025.01
70.2.0.00.00-9	REVENUE FROM NON-FINANCIAL ACTIVITIES	2,160,847.14
70.2.1.00.00-2	INSURANCE COMPANIES	756,881.28
70.2.1.10.00-9	Insurance Premiums	728,847.34
70.2.1.30.00-3	Financial Revenues	28,033.94
70.2.2.00.00-5	PRIVATE RETIREMENT COMPANIES	738,108.92
70.2.2.10.00-2	Private Retirement Premiums	738,108.92
70.2.3.00.00-8	CAPITALIZATION COMPANIES	134,989.29
70.2.3.10.00-5	Capitalization Premiums	134,989.29
70.2.4.00.00-1	CREDIT CARD COMPANIES	467,590.11
70.2.4.10.00-8	Credit Card Revenues	237,819.95
70.2.4.90.00-9	Others	229,770.16
70.2.9.00.00-6	OTHER ACTIVITIES	63,277.54
70.2.9.10.00-3	Sales Revenue of Goods and Services	63,277.54
70.3.0.00.00-8	NON-OPERATING INCOME FROM FINANCIAL ACTIVITIES	51,546.60
70.4.0.00.00-7	NON-OPERATING INCOME FROM NON-FINANCIAL ACTIVITIES	1,525.32
70.4.4.00.00-9	Credit Card Activities	1,525.32
80.0.0.00.00-4	EXPENSES	(17,905,699.89)

CONEF	DESCRIPTION	June 30, 2003

80.1.0.00.00-3	EXPENSES FROM FINANCIAL ACTIVITIES	(15,616,968.10)
80.2.0.00.00-2	EXPENSES FROM NON-FINANCIAL ACTIVITIES	(1,824,226.62)
80.2.1.00.00-5	INSURANCE COMPANIES	(683,962.63)
80.2.1.10.00-2	Insurance Claims	(393,654.43)
80.2.1.20.00-9	Selling and Other Insurance Expenses	(152,457.22)
80.2.1.30.00-6	Financial Expenses	(89,137.58)
80.2.1.90.00-8	Others	(48,713.40)
80.2.2.00.00-8	PRIVATE RETIREMENT COMPANIES	(953,254.63)
80.2.2.10.00-5	Private Retirement Plans Benefits Expenses	(741,278.53)
80.2.2.30.00-9	Financial Expenses	(210,776.83)
80.2.2.40.00-6	Administrative Expenses	(1,199.27)
80.2.3.00.00-1	CAPITALIZATION COMPANIES	(102,854.86)
80.2.3.10.00-8	Capitalization Premiums Redemption Expenses	(101,798.52)
80.2.3.20.00-5	Selling and Other Capitalization Expenses	(1,056.34)
80.2.4.00.00-4	CREDIT CARD COMPANIES	(66,177.10)
80.2.4.10.00-1	Credit card expenses	(3,495.75)
80.2.4.40.00-2	Administrative Expenses	(62,681.35)
80.2.9.00.00-9	OTHER ACTIVITIES	(17,977.40)
80.2.9.10.00-6	Sales Expenses of Goods and Services	(12,615.17)
80.2.9.20.00-3	Selling Expenses	(5,362.23)
80.3.0.00.00-1	NON-OPERATING EXPENSES FROM FINANCIAL ACTIVITIES	(26,225.28)
80.4.0.00.00-0	NON-OPERATING EXPENSES FROM NON-FINANCIAL ACTIVITIES	(129.46)
80.4.0.00.00-2	Credit Card Activities	(129.46)
80.9.0.00.00-5	INCOME BEFORE TAXES AND PROFIT SHARING	(438,150.43)
80.9.4.00.00-7	INCOME TAX AND SOCIAL CONTRIBUTION	(370,232.37)
80.9.4.10.00-4	Income Tax	(270,299.67)
80.9.4.10.10-7	Financial Activities	(270,299.67)
80.9.4.30.00-8	Social Contribution	(99,932.70)
80.9.4.30.10-1	Financial Activities	(99,932.70)
80.9.7.00.00-6	PROFIT SHARING	(67,918.06)
80.9.7.10.00-3	Profit Sharing	(67,918.06)
80.9.7.10.10-6	Administrators	(7,972.82)
80.9.7.10.20-9	Employees	(59,945.24)
90.0.0.00.00-7	OFF-BALANCE ITEMS	439,045,124.16

99.9.9.99.99-2	TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	505,643,687.08

7014 - NOTES TO THE FINANCIAL STATEMENTS

1. Operations

The consolidated operations of Unibanco - União de Bancos Brasileiros S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2. Presentation of Financial Statements

The financial statements of Unibanco - União de Bancos Brasileiros S.A. and its foreign branches (Unibanco) are presented together with the consolidated financial statements of Unibanco and its subsidiaries (Unibanco Consolidated), which comprise the accounts of Unibanco – União de Bancos Brasileiros S.A., its foreign branches, its direct and indirect subsidiaries, and its jointly controlled companies, as shown in Note 9.

The consolidated financial statements have been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation.

The financial statements of the subsidiaries Unibanco Leasing S.A. - Arrendamento Mercantil and Dibens Leasing S.A. – Arrendamento Mercantil were reclassified by means of out-of-book adjustments, in order to reflect their financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions.

In conformity with Instruction 247/96 issued by the Brazilian Securities Commission, assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated financial statements on a proportional basis.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

  income, expenses and monetary or exchange rate variations, at official rates or indices, pro rata temporis, on current and long-term assets and liabilities;

  the effects of the provisions to adjust the assets to market or realizable values;

  the adjustments to the technical reserves for insurance, annuity products and retirement plans;

  the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;

  the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;

  the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax;

  tax credits calculated on temporary differences between book value and tax amounts, and on tax loss carry-forwards; and

  profit sharing.

(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented, as stated in item (c).

The allowance for lending, leasing and other credit losses is set up in an amount considered sufficient by management to cover probable future losses. Management's analysis to establish the provision required takes into account the economic environment, past experience, specific, and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories accounted for as follow:

  Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.

  Securities available for sale – acquired as part of the strategy for the risk management of market risks. They are negotiated as a result of the changes in the interest rates, for changes in payments conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value, with the related income recognized currently and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivative financial instruments”. The realized gains and losses are recognized based on the applicable trade date in a contra account in the stockholders’ equity item.

  Securities held to maturity – marketable securities for which there is an intention and financial ability to hold them to maturity. They are held at cost plus accrued interest.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Unibanco’s intent for hedging or non-hedging purposes.

  Transactions involving derivative financial instruments to meet customer needs or for the bank’s own purposes that do not meet hedging accounting requirements established by the Brazilian Central Bank, primary derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

  Derivative financial instruments designed for hedging or to modify characteristics of financial assets or liabilities and (i) are highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:

  - Fair value hedge. The financial assets and liabilities, and the corresponding derivative financial instruments, are accounted for at fair value and offsetting gains or losses recognized currently in earnings; and

  - Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments are accounted for at fair value and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses”.

  - marketable securities and derivative financial instruments”. The non-effective hedge portion, when applicable, is recognized currently in earnings.

(d) Permanent assets

Investments, fixed assets and deferred charges are stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting, as shown in Note 7. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivative financial instruments, as mentioned above in item (c) are recognized as “Unrealized gains and losses – marketable securities and derivative financial instruments”, so as to maintain the original record made by the subsidiary and associated companies.

Other investments consist principally of investments carried at cost and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized in up to 10 years, according to the expected period of benefit.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years.

(e) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

4. Marketable Securities

(a) Trading assets

	Unibanco		Unibanco Consolidated
Issuer/Type of investment	Amortized cost	Fair value	Amortized cost	Fair value
Federal government	1,472,764	1,549,816	3,075,326	3,164,771
Financial treasury bills	1,807	1,811	806,998	807,832
Treasury bills	410,470	410,597	924,062	924,275
Central bank notes	676,197	712,055	680,579	716,458
Treasury notes	384,290	425,353	663,687	716,206

Brazilian sovereign bonds	199,327	195,652	220,807	217,132

Bank debt securities	20,599	20,799	135,143	135,343
Eurobonds	20,599	20,799	76,944	77,144
Time deposits	-	-	58,199	58,199

Open mutual funds (1)	-	-	1,872,662	1,872,662

Other	-	-	174,627	192,317

Total	1,692,690	1,766,267	5,478,565	5,582,225
____________________
(1)

Open mutual funds are substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios are represented principally by federal government securities.

Trading securities are classified as current assets, independent of their maturity dates, since these securities are actively and frequently traded.

(b) Securities available for sale

(i) By type:

	Unibanco			Unibanco Consolidated
Issuer/Type of investment	Amortized cost	Fair Value adjustment	Fair value	Amortized cost	Fair Value adjustment	Fair value
Federal government	732,426	(20,604)	711,822	1,708,686	(16,054)	1,692,632
Financial treasury bills	-	-	-	659,128	4,446	663,574
Central bank notes	560,418	1,686	562,104	597,594	3,048	600,642
Treasury notes	93,364	(60)	93,304	365,906	(59)	365,847
Other	78,644	(22,230)	56,414	86,058	(23,489)	62,569

Brazilian sovereign bonds	175,394	(47,607)	127,787	176,416	(47,650)	128,766

Corporate debt securities	2,205,588	(68,885)	2,136,703	2,556,459	(76,179)	2,480,280
Debentures	2,019,592	(52,106)	1,967,486	2,274,839	(56,501)	2,218,338
Eurobonds	111,781	(10,911)	100,870	175,627	(10,898)	164,729
Other	74,215	(5,868)	68,347	105,993	(8,780)	97,213

Bank debt securities	1,964,994	(8,110)	1,956,884	385,574	(6,591)	378,983
Eurobonds	1,859,746	(8,110)	1,851,636	260,979	(6,591)	254,388
Debentures	-	-	-	1,400	-	1,400
Mortgage notes	105,026	-	105,026	105,026	-	105,026
Time deposits	-	-	-	18,165	-	18,165
Other	222	-	222	4	-	4

Marketable equity securities	190,204	(27,037)	163,167	199,508	(31,056)	168,452

Open mutual funds (1)	6,060	-	6,060	201,623	-	201,623

Total	5,274,666	(172,243)	5,102,423	5,228,266	(177,530)	5,050,736
____________________
(1)

Open mutual funds are substantially held by investments in insurance, annuity products and private retirement companies, and their portfolios are represented principally by federal government securities.

(ii) By maturity:

	Unibanco		Unibanco Consolidated
Maturity	Amortized cost	Fair value	Amortized cost	Fair value
Less than 3 months	981,121	976,899	694,976	695,690
Between 3 months and 1 year	1,029,543	1,006,007	698,402	676,808
Between 1 and 3 years	1,540,835	1,510,619	1,171,056	1,138,753
Between 3 and 5 years	1,034,235	985,360	1,391,931	1,338,600
Between 5 and 15 years	480,587	454,274	718,134	690,850
More than 15 years	-	-	137,873	137,873
No stated maturity (1)	208,345	169,264	415,894	372,162
Total	5,274,666	5,102,423	5,228,266	5,050,736
____________________
(1)	Refers to marketable equity securities and open mutual funds.

(c) Securities held to maturity

(i) By type:

	Unibanco	Unibanco Consolidated
Issuer/Type of investment	Amortized cost
Federal government	3,253,478	4,304,921
Central bank notes	788,541	1,600,388
Treasury notes	2,464,937	2,687,436
Other	-	17,097

Brazilian sovereign bonds	473,765	473,765

Corporate debt securities	357,845	359,757
Eurobonds	357,845	359,757

Bank debt securities	44,545	44,545
Eurobonds	44,545	44,545

Total	4,129,633	5,182,988

The fair value of these securities was R$4,217,450 in Unibanco and R$5,292,720 in Unibanco Consolidated. The difference between amortized cost and the fair value totaled R$87,817 in Unibanco and R$109,732 in Unibanco Consolidated and are represented mainly to bonds issued by the Brazilian federal government.

(ii) By maturity:

	Unibanco	Unibanco Consolidated
Maturity	Amortized cost
Less than 3 months	245,952	585,258
Between 3 months and 1 year	1,087,954	1,235,088
Between 1 and 3 years	1,824,366	2,391,281
Between 3 and 5 years	804,455	804,455
Between 5 and 15 years	166,906	166,906
Total	4,129,633	5,182,988

(iii)Financial ability

Unibanco and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of its liability operations, as parameters to define financial ability.

(d) Fair value determination

The fair value of marketable securities was based on an internal valuation model, which uses the average rate for the last business day of the quarter as informed by Stock Exchanges, trade associations and external entities.

5. Lending and Leasing Operations Portfolio and Allowance for Lending, Leasing and Other Credit Losses

(a) Components of the lending and leasing operations portfolio by type and by maturity:

	Unibanco	Unibanco Consolidated
By type
Discounted loans and notes	10,083,903	10,285,552
Financing	7,149,691	8,579,016
Agricultural	764,768	764,768
Real estate loans	755,030	755,030
Credit card	-	2,596,225
Total lending operations	18,753,392	22,980,591

Leasing operations	-	459,076
Advances on exchange contracts (1)	1,836,969	1,836,969
Total leasing operations and advances on exchange contracts	1,836,969	2,296,045

Guarantees honored	2,333	2,333
Other receivables (2)	282,146	627,881
Total other credits	284,479	630,214

Co-obligation on credit card customer financing (3)	-	287,836

Total risk	20,874,840	26,194,686

By maturity
Past-due for more than 15 days (Note 5 (c))	532,006	1,397,118
Falling due:
Less than 3 months (4)	7,886,026	10,930,738
Between 3 months and 1 year	5,816,271	6,555,166
Between 1 and 3 years	4,253,036	4,825,440
More than 3 years	2,387,501	2,486,224
Total risk	20,874,840	26,194,686
____________________
(1)	Recorded in “Other liabilities” and “Other credits” - “Foreign exchange portfolio”.
(2)	Other receivables consist of receivables from sale of assets and notes and credits receivable.
(3)	Recorded as off-balance sheet items.
(4)	Include 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

	Unibanco		Unibanco Consolidated
	Value	% of distribution	Value	% of distribution
Manufacturing	8,587,237	41.1	8,843,748	33.8
Retailers	2,300,233	11.0	2,509,050	9.6
Financial service	826,325	4.0	223,997	0.8
Residential construction loans	203,450	1.0	203,450	0.8
Other services	4,089,135	19.6	4,823,332	18.4
Agriculture, livestock, forestry and fishing	764,768	3.7	764,768	2.9
Individual	4,103,692	19.6	8,826,341	33.7
Total	20,874,840	100.0	26,194,686	100.0

(c) Components of lending, leasing and other credits by risk level:

		Unibanco
	% minimum allowance required		Past-due credits
Risk level		Current credits	Falling due installments	Overdue installments	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	8,653,394	-	-	8,653,394	41.5	10	-
A	0.5	5,422,094	-	-	5,422,094	26.0	28,819	0.5
B	1.0	2,147,712	73,795	29,541	2,251,048	10.8	22,510	1.0
C	3.0	2,421,204	189,410	90,948	2,701,562	12.9	82,705	3.1
D	10.0	508,788	273,948	55,846	838,582	4.0	187,398	22.4
E	30.0	97,252	64,984	26,982	189,218	0.9	59,474	31.4
F	50.0	119,166	84,571	78,323	282,060	1.4	143,480	50.9
G	70.0	27,655	37,688	27,805	93,148	0.4	66,734	71.6
H	100.0	136,413	84,760	222,561	443,734	2.1	443,734	100.0
Total	19,533,678		809,156	532,006	20,874,840	100.0	1,034,864
% of total risk	5.0%

		Unibanco Consolidated
	% minimum allowance required		Past-due credits
Risk level		Current credits	Falling due installments	Overdue installments	Total credits	Distribution %	Total allowance	% effective allowance
AA	-	9,035,398	-	-	9,035,398	34.5	10	-
A	0.5	8,873,333	-	-	8,873,333	33.9	72,624	0.8
B	1.0	2,227,955	127,798	253,182	2,608,935	10.0	35,056	1.3
C	3.0	2,718,157	241,402	235,775	3,195,334	12.2	120,651	3.8
D	10.0	537,312	291,955	161,940	991,207	3.8	216,201	21.8
E	30.0	109,584	74,123	118,321	302,028	1.1	99,581	33.0
F	50.0	131,162	90,947	179,892	402,001	1.5	205,709	51.2
G	70.0	38,330	42,106	111,965	192,401	0.7	137,102	71.3
H	100.0	165,143	92,863	336,043	594,049	2.3	594,049	100.0
Total	23,836,374		961,194	1,397,118	26,194,686	100.0	1,480,983
% of total risk	5.7%

The allowance for lending, leasing and other credits losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule; however, based on the judgment and experience of management, higher percentages might be used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(d) The amount of renegotiated operations at June 30, 2003 with clients as established in Resolution 2682 of the Brazilian National Monetary Council totaled R$650,029 in Unibanco and R$794,131 in Unibanco Consolidated. These operations relate to active portfolio and credits written off against operations, and were recognized with the intention to maintain the risk assessment and the provision for losses existing prior to renegotiation. These operations will have a lower risk classification only after the collection of a significant portion of the renegotiated debt. For such lower risk reclassification, the minimum collection percentage established is 25%.

(e) Changes in the allowance for lending, leases and other credit losses during the period:

	Unibanco	Unibanco Consolidated
Balance at the beginning of the period	1,054,994	1,458,416
Provision for loan losses	192,660	412,815
Loan charge-offs	(212,790)	(390,248)
Balance at the end of the period	1,034,864	1,480,983

Loan recoveries (1)	58,043	97,876
____________________
(1)	Loan recoveries were recorded as revenue from “Lending operations” and “Leasing operations”.

6. Other Credits

	Unibanco	Unibanco Consolidated
Negotiation and intermediation of securities
Debtors - pending settlement	42,435	403,338
Financial assets and commodities to liquidate	1,747	1,747
Other	-	14,235
Total	44,182	419,320
Short-term	44,182	417,989
Long-term	-	1,331

Sundry
Deferred tax (Note 15 (a))	1,361,577	2,546,578
Escrow deposits for civil and labor suits	757,150	1,427,879
Prepaid taxes	81,538	434,174
Notes and credits receivable	214,153	555,901
Receivables from credit card operations	-	109,249
Receivables from purchase of assets	67,993	71,980
Government retirement benefit advances	36,334	36,334
Salary advances and other	39,289	60,186
Other	486,218	1,264,610
Total	3,044,252	6,506,891
Short-term	853,121	2,547,851
Long-term	2,191,131	3,959,040

7. Investments

(a) Investments in subsidiary and associated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in the results of subsidiary and associated companies” in the statement of income. The foreign branches’ and subsidiary companies’ exchange losses in the amount of R$428,309 in Unibanco and R$442,343 in Unibanco Consolidated were recognized as “Other operating expenses”. The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies, were as follow:

	Number of shares o quotas		Percentage holding (%)		Adjusted stockholders equity	Adjust net income (loss)	Equity in results adjustments	Investments value
	Common	Preferred	Unibanco	Unibanco Consolidated			Unibanco	Unibanco
Subsidiary companies
Unibanco AIG Seguros S.A. (5)	336,204,927	183,958,940	49.7	49.7	1,322,687	53,571	26,254	657,369
Unipart Participações Internacionais Ltd.	1,302,031	-	100	100	1,266,427	29,799	30,850	1,266,427
Unicard Banco Múltiplo S.A. (1)	117,629,257,620	101,832,650,091	100	100	825,161	56,423	51,753	658,420
Unibanco Representação e Participações Ltda	123,204,651	895,134	99.99	100	379,882	84,954	84,987	379,882
Banco Fininvest S.A	3,931	1,034	99.92	99.92	305,807	23,295	23,384	305,561
Banco Dibens S.A. (2)	4,313,047,972	-	51.00	51.00	181,975	4,589	2,351	92,809
Unibanco Leasing S.A. – Arrendamento Mercantil	264,919	-	99.99	99.99	137,285	3,605	3,605	137,284
Unibanco Corretora de Valores Mobiliários S.A. (3)	30,000,000	30,000,000	99.99	100	74,822	2,338	3,139	74,822
Interbanco S.A. (2)	18,999,793	-	99.99	99.99	55,783	4,057	4,057	55,781
Banco1.net S.A. (4)	34,077,757	-	65.93	65.93	50,695	(643)	(418)	33,425
Unibanco Asset Management – Banco de Investimento S.A	1,468,400	1,468,405	99.99	99.99	24,094	3,576	3,587	24,094
Other	-	-	-	-	-	-	519	1,884
Main Unipart Participações Internacionais Ltd.’s direct and indirect subsidiary companies (i)
Unibanco Cayman Bank Ltd.	13,252,004	-	-	100	702,675	11,292	-	-
Unicorp Bank & Trust Ltd.	1,750,000	3,250,000	-	100	240,672	16,507	-	-
Unibanco União de Bancos Brasileiros (Luxembourg) S.A	199,999	-	-	99.999	176,754	2,580	-	-
Unibanco Securities Ltd.	17,770,000	-	-	100	50,620	6,575	-	-
Main Unibanco AIG Seguros S.A.’s direct subsidiary companies (i)
Unibanco AIG Previdência S.A. (5)	465,403	-	-	100	127,588	11,945	-	-
Unibanco AIG Saúde Seguradora S.A. (5)	20,000,000	-	-	100	34,170	1,594	-	-
Main Unibanco Representação e Participações Ltda.’s direct and indirect subsidiary companies (i)
Unibanco Cia. de Capitalização (5)	4,194,130	-	-	99.992	408,895	73,097	-	-
Unibanco Empreendimentos e Participações Ltda	201,111,880	-	-	100	215,955	1,912	-	-
Unibanco Empreendimentos Ltda	150,488,716	-	-	100	123,131	381	-	-
BWU Representação e Participações Ltda. (5)	36,133,577	93,947,299	-	60	49,109	280	-	-
Jointly controlled companies (i)
Credicard S.A.- Administradora de Cartões de Crédito (5)	12,937,771	-	33.333	33.333	417,917	69,715	23,238	139,306
Serasa S.A	363,690	348,855	-	19.12	139,703	13,244	-	-
Banco Investcred Unibanco S.A	95,284	-	49.99	49.99	130,910	6,471	3,235	65,451
Tecnologia Bancária S.A	762,277,905	-	-	21.43	118,503	3,919	-	-
Redecard S.A	199,990	400,000	-	31.94	69,127	27,828	-	-
Cibrasec – Cia. Brasileira de Securitização	7,500	-	12.49	12.49	53,225	2,195	274	6,653
Interchange Serviços S.A	74,999,999,998	-	-	25	27,834	(3)	-	-
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	83,109	83,115	-	49.998	32,278	3,584	-	-
Unibanco Rodobens Administradora de Consórcios Ltda.	11,298,500	-	-	50.000	30,916	4,161	-	-
Goodwill on acquisition of subsidiary companies	-	-	-	-	-	-	-	1,350,114
Other	-	-	-	-	-	-	(1,430)	-
Total	259,385							5,249,282

	Number of shares o quotas		Percentage holding (%)		Adjusted stockholders equity	Adjust net income (loss)	Equity in results adjustments	Investments value
	Common	Preferred	Unibanco	Unibanco Consolidated			Unibanco Consolidated	Unibanco Consolidated
Associated companies
AIG Brasil Cia. de Seguros (5)	54,213,933	-	-	49.99	87,610	2,908	1,454	43,804
Goodwill on acquisition of subsidiary companies	-	-	-	-	-	-	-	1,411,537
Other	-	-	-	-	-	-	1,433	13,186
Total	2,887							1,468,527

(i) The percentage shown in the Unibanco Consolidated column refers to the controlling companies' percentage holding.

(1) The difference between the net income and the equity in result adjustments and the equity and the investment resulted mainly of the gains to be realized on the sale of companies within of Unibanco’s group, that are being recognized in line with goodwill’s amortization, calculated on the same dates. In April 2003, Banco Credibanco S.A. was merged into Banco Bandeirantes S.A. and the social denomination was changed to Unicard Banco Múltiplo S.A.

(2) In April 2003 the capital was increased in R$37,127 issued by 1,669,664,771 common shares.

(3) The difference between the net income of this company and the equity adjustment recognized in income, relates to the restatement of stock exchange membership certificates recognized directly to net equity of the investee company.

(4) In April 2003 the capital of Banco1.net S.A. was increased by R$12,000 and 12,083,484 new common shares were issued, integrally subscribed by Unibanco.

(5) Companies audited by other independent auditors.

(b) Goodwill on acquisition of companies

The goodwill relating to the acquisition of companies is being amortized up to ten years, according to the expected period of benefit, with the amortization for the period being recognized in “Other operating expenses”. The goodwill balance shown in the consolidated financial statement and the amount amortized during the period were as follows:

	Balance to be amortized	Amortization during the quarter
Bandeirantes	900,831	12,129
Fininvest	358,230	4,665
Other	152,476	6,518
Total	1,411,537	23,312

8. Resources from Securities Issued

Resources from securities issued are mainly represented by mortgage notes issued in Brazil and euronotes and commercial papers issued abroad.

(a) Mortgage notes are readjusted using the saving deposits index, plus average interest of 17.86% per annum, and are payable up to October 18, 2004.

(b) Euronotes

The euronotes in the amount of R$3,435,037 in Unibanco and R$3,522,525 in Unibanco Consolidated mature up to April 15, 2014 and are subject to an average interest rate of 5.20% per annum in Unibanco and 5.70% per annum in Unibanco Consolidated.

(c) Commercial Paper Programs

The commercial paper programs, in the amount of R$159,020 in Unibanco and Unibanco Consolidated, are issued by the Grand Cayman branch and are payable up to August 13, 2003, with interest rates between 1.94% and 2.00% per annum.

(d) The other issues totaled R$60,531 in Unibanco and in Unibanco Consolidated with maturities up to July 11, 2005 and an average interest rate of 11.20% per annum.

9. Borrowings and Onlending in Brazil – Governmental Agencies

Foreign borrowings consist principally of short-term credit lines for refinancing of foreign exchange transactions, imports and exports.

Onlendings in Brazil – governmental agencies are payable up to 2018, with interest rates established by operational policies of BNDES (National Economic Development Bank).

Foreign onlendings, consisting of long-term credit lines for project and trade finances, are payable up to December 15, 2011, with an average interest rate of 4.25% per annum.

10. Fiscal, Employee and Civil Litigations

Unibanco and its subsidiaries are defendants in several legal actions, principally relating to income taxes, indirect taxes and labor claims. The provision for probable future losses is recorded considering the success probability of the lawsuits based on the advice of external counsel. Provisions recorded and respective changes in the period were as follows:

	Unibanco	Unibanco Consolidated
Balance at the beginning of the period	667,344	1,608,290
Provision charged	110,310	193,563
Payments	(30,644)	(46,229)
Balance at the end of the period	747,010	1,755,624

(a) Tax litigation

Unibanco and its subsidiaries are involved in several tax suits, including those relating to the constitutionality of certain taxes, and the probable liability is fully provided, with the provision accrued being reverted when, based on the opinion of legal consultant, the possibility of loss is remote.

(b) Employee litigation

Labor unions and former employees filed several lawsuits against Unibanco and its subsidiaries to seek compensation for labor rights. Unibanco cannot assure that it will win these lawsuits and, based of this, the contingency amount is recorded as provision, based on the average of payments made.

(c) Civil litigation

There are other actions and claims filed against Unibanco and its subsidiaries on a variety of matters, including, previous economic plans. The civil litigations provisions are recorded in accordance with the probability of success in each type of claim.

(d) Claims (Bandeirantes and Nacional)

Certain former shareholders of Banorte (a bank acquired by Bandeirantes before Unibanco became the controlling shareholder of Bandeirantes) have filed lawsuits against Bandeirantes and the Central Bank of Brazil, seeking to terminate the Central Bank intervention in Banorte before its acquisition by Bandeirantes. In accordance with the Agreement between Unibanco and Caixa Geral de Depósitos for the acquisition of a controlling interest in Bandeirantes, Caixa Geral de Depósitos assumed full responsibility for such lawsuits. Therefore it is not necessary to record provisions for this purpose.

The press released months ago, that former controllers of Banco Nacional S.A. filed suits against Banco Central do Brasil and Unibanco in connection with the sale of assets and liabilities of Banco Nacional, however Unibanco had only received the service of one of the processes in August 2003. Unibanco considers this suits untenable, since the acquisition of assets and assumption of operational liabilities of Banco Nacional by Unibanco occurred in accordance with PROER (Program for the Strengthening of the National Financial System) a program implemented by law with the purpose of preserving the resources of depositors and maintaining the trust of Brazilians in the financial institutions of the National Financial System. Management considers that there is no need in making any provisions in this case.

11. Other Liabilities

(a) Subordinated debt

	Issue	Maturity	Remuneration per annum	Unibanco	Unibanco Consolidated
Step-up subordinated callable notes (1)	April 2002	April 2012	9.375%	583,525	574,780
Subordinated time deposits (2)	December 2002	December 2012	102% of CDI (3)	248,404	248,404
Total	831,929				823,184
___________________
(1)	The debt can be integrally redeemed in April 2007 or in each subsequent interest payment. The interest rate from the fifth year will be 11.79% per annum.
(2)	Subordinated time deposits can be redeemed from December 2007.
(3)	The Brazilian interbank interest rate.

(b) Sundry

	Unibanco	Unibanco Consolidated
Provision for labor and civil litigation	539,824	914,263
Provisions for payroll and administrative expenses	146,190	208,929
Amounts payable to associated company	4,376	-
Payable for official agreement	85,164	85,164
Payable related to insurance companies	-	213,317
Payable to merchants - credit card	-	1,335,244
Sale of rights of receipt of future flow of payment orders abroad (1)	1,772,024	1,772,024
Debt assumption contracts	391,346	-
Accounts payable for purchase of assets	79,871	80,363
Technical provisions for insurance, annuity products and retirement plans	-	3,716,130
Other	220,569	461,808
Total	3,239,364	8,787,242
Short-term	885,190	3,325,452
Long-term	2,354,174	5,461,790
____________________
(1)

Amount related to the sale of rights of receipt of future flow of payment orders receivable from Unibanco from its overseas correspondent banks, being US$400,000 thousand, bearing three month Libor plus 0.57% per annum, payable quarterly, with final maturity in April 2009; US$120,000 thousand, bearing three month Libor plus 4.25% per annum, payable quarterly, with final maturity in July 2009, and US$105,000 thousand, bearing 6.15% per annum, payable quarterly, with final maturity in July 2009.

12. Stockholders’ Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

	Outstanding shares	Treasury stocks	Total
Common	75,568,744,349	-	75,568,744,349
Preferred	62,042,677,725	3,274,411,244	65,317,088,969
Total	137,611,422,074	3,274,411,244	140,885,833,318

Preferred shares carry no voting rights but have priority over common stocks in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and are entitled to receive a 10% greater dividend per share than that distributed to common stockholders.

Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Unibanco and by a Class “B” preferred share issued by Unibanco Holdings S.A. (Holdings) and is traded in the Brazilian market.

Each Global Depositary Share (GDS) is represented by 500 Units, and is traded in the international market.

(b) Dividends and interest on own capital

All stockholders are entitled to receive, in total, a mandatory dividend of at least 35% of the Bank’s annual net income as stated in the statutory accounting records, adjusted for transfers to the legal reserve.

On July 21, 2003, the Board of Directors approved the payment interest on capital for the shareholders, as an advance against the mandatory dividends for 2003, in the amount of R$195,747, being R$1.361100 (R$1.156935 net of applicable tax) per 1,000 common shares and R$1.497200 (R$1.272620 net of applicable tax) per 1,000 preferred shares.The interest on own capital was calculated in accordance of article 9º of Law nº 9.249/95 and the corresponding tax benefit was R$66,544. The payment of interest on own capital was made as of July 31, 2003 and corresponding, net of applicable tax, to 35.68% of the net income for the six-month period, after constitution of legal reserve.

The Unit had interest on capital of R$2.781200 (R$2.364020 net of applicable tax) per 1,000 Units being R$1.284000 (R$1.091400 net of applicable tax) from Holdings and R$1.497200 (R$1.272620 net of applicable tax) from Unibanco. For each GDS there were interest on capital of R$1.390600 (R$1.182010 net of applicable tax).

(c) Capital reserves

These reserves are substantially represented by share premium reserve.

(d) Treasury stocks and Buy-back program

The Board of Directors of Unibanco and Unibanco Holdings in the meeting held on February 12, 2003 authorized, for a period of three months, the acquisition at market prices of up to 256,178,254 Unibanco common shares, 3,033,185,661 Unibanco preferred shares, and 3,033,185,661 Unibanco Holdings Class B preferred shares, to be maintained in treasury for subsequent sale or cancellation, without capital reduction.

Up to June 30, 2003, 228,000,000 Unibanco preferred shares, 167,225,000 Units and 372,900 GDS issued by both Unibanco and Unibanco Holdings were repurchased. Through a “Share Exchange Agreement”, Unibanco assigned and transferred to Unibanco Holdings 353,675,000 Class B preferred shares issued by Unibanco Holdings acquired in the form of Units and GDS and Unibanco Holdings assigned and transferred to Unibanco 353,675,000 preferred shares issued by Unibanco. Therefore, Unibanco recorded 935,350,000 preferred shares at an average price of R$46.16 as treasury stocks. The minimum and maximum acquisition prices were R$33.76 and R$54.15, respectively.

The fair value of treasury stocks at June 30, 2003, based on the Unit price at June 30, 2003, in São Paulo Stock Exchange, was R$158,743.

(e) Conversion offer, exchange offer and global offer

At the Unibanco Holdings extraordinary shareholders' meeting held on April 28, 2003, permission was granted to convert class "A" preferred shares into class "B" preferred shares. The ratio of conversion will be one class "B" preferred share for every class "A" preferred share, at the discretion of Commerzbank Aktiengesellschaft (Commerzbank), the only stockholder that owns class "A" preferred shares.

On July 10, 2003, as the "Company Announcement" published on August 1 informed, Unibanco Holdings submitted to the Brazilian Securities Commission (CVM - Comissão de Valores Mobiliários) a request for registering the public offer of an Exchange Offer, in Brazil. The holders of Unibanco preferred shares and of Unibanco Holdings class "B" preferred shares have the right, at their discretion, to create Units. Each Unit represents one Unibanco preferred share plus one Unibanco Holdings preferred class "B" share. Units have greater liquidity than Unibanco's preferred shares, although the latters are entitled to slightly higher dividends.

On August 1, 2003, both Unibanco and Unibanco Holdings called extraordinary shareholder meetings, scheduled for August 19, 2003, in order to decide on the proposal of allowing temporarily the conversion of common shares into preferred shares, and the conversion of common shares into class "B" preferred shares, respectively.

Mizuho Corporate Bank, Ltd. (Mizuho) and Commerzbank confirmed to Unibanco and to Unibanco Holdings their intention to take part of the Exchange Offer and to convert the total amount of their Unibanco and Unibanco Holdings stake into Units.

Unibanco and Unibanco Holdings, in a Company Announcement released on August 1, 2003, announced that they agreed with Mizuho and Commerzbank to file a request for the registration, both in Brazil and in the United States, of a Global Offer of Units, including Units in the form of Global Depositary Shares - GDS, owned by these shareholders.

On August 4 and 8, 2003, requests for the registration of the public distribution of Units and GDSs were filed on the Brazilian Securities Commission (CVM - Comissão de Valores Mobiliários) and on the US Securities and Exchange Commission (SEC), respectively.

It is expected that the Global Offer will take place at some point between September and October 2003, subject to the approval of the relevant authorities. This event may result in a significant improvement of Units liquidity.

(f) Earnings per share

The earnings per 1,000 shares for the six month period ended June 30, 2003 is R$3.56, whether considering the average outstanding shares in the period, or R$3.57, whether considering the outstanding shares as of June 30, 2003, and R$1.98 for the second quarter, in both cases.

13. Adjusted Net Income

	Unibanco	Unibanco Consolidated
Net income	272,491	272,491
Adjustments to net income	776	89,518
Depreciation and amortization	48,485	86,661
Goodwill on acquisition of subsidiary companies	23,402	23,312
Exchange losses on foreign investments	206,627	-
Equity in results of subsidiary and associated companies	(259,385)	(2,888)
Reversal of provision of foreclosed assets	(18,354)	(17,567)
Adjusted net income	273,265	362,009

14. Other Operating Income and Expenses

(a) Other operating income

	Unibanco	Unibanco Consolidated
Other financial revenues	65,010	86,593
Restatement of taxes carry-forward	-	29,291
Foreign exchange rate variation on other liabilities	14,397	14,397
Revenue from real estate consortium	-	4,007
Dividends received from other investments	-	935
Insurance, annuity products and retirement plans premiums	-	867,455
Other	25,890	17,122
Total	105,297	1,019,800

(b) Other operating expenses

	Unibanco	Unibanco Consolidated
Exchange rate losses on branches and subsidiaries abroad	428,310	442,344
Provision for employees and civil litigations	88,526	124,095
Amortization of goodwill on acquired companies	23,403	23,112
Expense related to checks and billing, net	27,007	27,007
Expenses related to the sale of rights of receipt of future flow of payment
order (Note 11 (b))	9,655	9,655
Foreign exchange losses on other credits	-	6,397
Expenses related to real estate consortium	-	3,272
Changes in technical provision for insurance, annuity products and
retirement plans	-	439,228
Insurance claims	-	187,852
Private retirement plans benefits expenses	-	159,900
Insurance and private retirement plans selling and other expenses	-	84,835
Credit card selling expenses	-	56,371
Other	14,752	59,440
Total	591,653	1,623,508

15. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and negative basis of social contribution carry-forward are recorded in “Other credits – sundry” and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred income tax losses and negative basis of social contribution carry-forward are realized in accordance with the existing taxable income, and income tax on temporary differences are realized when using or reversing the provision.

(a) Deferred tax assets

	Unibanco
	March 31, 2003	Constitution	Realization	June 30, 2003
Allowance for lending losses	608,082	159,768	271,023	496,827
Other provisions not currently deductible	312,360	8,706	32,680	288,386
Tax loss and negative basis of social contribution carry-forwards	247,038	-	43,541	203,497
Social contribution carry-forwards (MP 2.158-35)	283,496	-	4,253	279,243
Subtotal	1,450,976	168,474	351,497	1,267,953
Adjustment at fair value of marketable securities available for sale and derivative financial instruments	79,239	14,385	-	93,624
Net deferred tax assets	1,530,215	182,859	351,497	1,361,577
Total assets	1,530,215	1,361,577

	Unibanco Consolidated
	March 31, 2003	Constitution	Realization	June 30, 2003
Allowance for lending losses	755,728	234,674	338,254	652,148
Other provisions not currently deductible	647,390	48,905	54,071	642,224
Tax loss and negative basis of social contribution carry-forwards	668,406	45,253	54,925	658,734
Social contribution carry-forwards (MP 2.158-35)	501,945	-	11,655	490,290
Subtotal	2,573,469	328,832	458,905	2,443,396
Adjustment at fair value of marketable securities available for sale and derivative financial instruments	78,815	24,367	-	103,182
Deferred tax obligations	(35,499)	-	(4,168)	(31,331)
Net deferred tax assets	2,616,785	353,199	454,737	2,515,247
Total assets	2,652,284	2,546,578
Total liabilities	35,499	31,331

	Unibanco
	December 31, 2002	Constitution	Realization	June 30, 2003
Allowance for lending losses	628,821	187,186	319,180	496,827
Other provisions not currently deductible	318,888	134,726	165,228	288,386
Tax loss and negative basis of social contribution carry-forwards	255,320	-	51,823	203,497
Social contribution carry-forwards (MP 2.158-35)	286,683	-	7,440	279,243
Subtotal	1,489,712	321,912	543,671	1,267,953
Adjustment at fair value of marketable securities available for sale and derivative financial instruments	121,103	-	27,479	93,624
Net deferred tax assets	1,610,815	321,912	571,150	1,361,577
Total assets	1,610,815	1,361,577

	Unibanco Consolidated
	December 31, 2002	Constitution	Realization	June 30, 2003
Allowance for lending losses	780,081	279,919	407,852	652,148
Other provisions not currently deductible	687,023	195,294	240,093	642,224
Tax loss and negative basis of social contribution carry-forwards	658,438	69,096	68,800	658,734
Social contribution carry-forwards (MP 2.158-35)	508,500	-	18,210	490,290
Subtotal	2,634,042	544,309	734,955	2,443,396
Adjustment at fair value of marketable securities available for sale and derivative financial instruments	126,269	7,208	30,295	103,182
Deferred tax obligations	(45,512)	-	(14,181)	(31,331)
Net deferred tax assets	2,714,799	551,517	751,069	2,515,247
Total assets	2,760,311	2,546,578
Total liabilities	45,512	31,331

Deferred tax assets recorded are computed at the tax rates in effect at each balance sheet date.

Deferred tax expected realization at June 30, 2003 was as follow:

	Unibanco			Unibanco Consolidated
Year	Social contribution (MP 2.158-35)	Other	Total	Social contribution (MP 2.158-35)	Other	Total
2003	-	160,888	160,888	5,693	444,078	449,771
2004	10,966	482,091	493,057	23,543	691,520	715,063
2005	15,625	224,734	240,359	30,065	322,710	352,775
2006	26,382	67,037	93,419	43,144	163,194	206,338
2007	40,364	13,490	53,854	59,388	106,133	165,521
2008 to 2012	185,906	40,470	226,376	283,177	164,389	447,566
2013 to 2017	-	-	-	45,280	61,082	106,362
Total	279,243	988,710	1,267,953	490,290	1,953,106	2,443,396

The present value of deferred taxes, calculated using the average rate of funding, net of tax effects, totaled R$1,051,082 in Unibanco and R$1,939,012 in Unibanco Consolidated.

(b) Income tax and social contribution expenses

	Unibanco	Unibanco Consolidated
Income before income tax and social contribution, net of profit sharing	500,249	525,418
Income tax and social contribution expenses at a rate of 25% and 9%, respectively	(170,084)	(178,642)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and associated companies and exchange rate variation on subsidiaries abroad	(68,609)	(140,052)
Interest on own capital paid or (received), net	18,096	33,463
Deferred tax credits of prior periods	-	52,493
Permanent differences (net)	(7,161)	9,901
Income tax and social contribution for the quarter	(227,758)	(222,837)

16. Commitments and Guarantees

	Unibanco	Unibanco Consolidated
Co-obligation and risks for guarantees provided	3,751,137	3,988,581
Assets under management (mainly mutual investment funds)	18,768,912	23,024,881
Lease commitments	57,728	57,728

17. Related-Party Transactions (Unibanco)

Assets
Interbank investments	2,766,971
Marketable securities and derivative financial instruments	1,767,438
Interbank accounts	4,921
Lending operations	621,509
Other credits
. Income receivable
Dividends and interest on own capital	159,943
. Sundry	19,568

Liabilities
Deposits	2,489,495
Securities sold under repurchase agreements	145,837
Resources from securities issued
. Securities abroad	215,877
Interbank accounts	17,011
Borrowings	302,424
Derivative financial instruments	61,726
Other liabilities
Negotiation and intermediation of securities	285
Subordinated debt	8,745
Sundry	395,171

Revenues
Lending operations	7,382
Marketable securities	179,983
Derivative financial instruments	210,615
Services rendered	32,733

Expenses
Deposits and securities sold	104,155
Foreign exchange transactions	6,836
Other administrative expenses	10,533
Other operating expenses	708

The amounts shown above reflect operations between Unibanco and its subsidiary companies, and have been eliminated in consolidation. Transactions with unconsolidated related parties are limited to normal banking transactions and are not material in the operational context of Unibanco.

Related-party transactions were made at average market rates in effect at the respective transaction dates, considering the absence of risk.

Services rendered relate basically to services offered by Unibanco to the group companies according to the terms of contractual agreements, through utilization of physical assets and personnel related to credit card, leasing, annuity products plans, insurance operations and brokerage.

Other administrative expenses relate mainly to the payment of rents based on the fair value of the buildings according to the lease contracts.

18. Financial Instruments

(a) Risk management

Unibanco continuously strives to improve its risk management practices, which is integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk institutional-wide basis. In addition, each business division has dedicated risk management staff. The risk committee composed of senior management evaluates the risks involved in activities and proposes risk management policies accordingly.

Credit risk

The credit policy is designed to manage risk while maintaining flexibility required by market conditions and the needs of customers. The credit limits exposure goals is to avoid the concentration on clients and particular sectors that Unibanco believes have high risk factors. It has various approval levels for both retail and wholesale customers. Depending on the size and type of exposure and the customers prior credit history, approval levels range from the branch general manager or account manager to the retail or wholesale credit committees, which are composed of members of senior management. The centralized credit decision-making process is based on strict credit limits that are set by the wholesale and retail committees. The pre-approved credit limit to customers for different types of credit lines is based on their creditworthiness and size.

Corporate Credit. The decision on each credit is based on the following factors: financial history, cash flows, quality of management, relationship history market conditions and other factors relating to credit risk. An internal credit rating system is employed, which ranks companies in categories based on quantitative criteria and qualitative aspects. The lines of credit are reviewed every 60 to 180 days, depending on the borrower’s rating and the external credit environment.

Retail Credit. Credit management in the retail banking business, is characterized by the processing at a large volume of credits requests, which requires specialized systems and process. A wide range of statistical tools to evaluate retail credit requests is utilized. These tools, which include credit behavior scoring, are backed by dedicated systems. The automated credit system is a special software program that services loans at all stages from their inception. The collections scoring are used for determination of which collection method or combination of collection methods is the most efficient. The bank had used statistical model in its credit analysis for over 30 years. Stricter standards for originating and managing loan portfolio is imposed, including restrictions on increases in credit limits, restrictions on renewals of overdraft facilities.

Market Risk

The policy regarding market risk exposure is conservative. Market risk exposure of portfolio is independently supervised and controlled. Market risk management is based on limits established by the financial and risk committees. The market risk exposure is limited by managing of currency, maturity and interest rate mismatches. Securities, derivative financial instruments, loans and funding are analyzed on a consolidated basis. Derivative financial instruments play an important role in managing asset and liability mismatches. Exposure limits for treasury unit are established considering market volatility, scenario forecasts, opportunity for profit and the funding needs of commercial bank. Trading and positioning activities are conducted within clear limits by the risk committee and ratified by the financial committee. These limits and policies are reviewed monthly or when a new threat or opportunity arises.

The value at risk methodology is used to evaluate the market risk. Also are applied stress tests using macroeconomic scenarios simulated by our risk management and macroeconomic team, in order to minimize the risk of loss in the portfolio and to analyze the effects of changes in the financial market of portfolio.

Unibanco manages its risk exposure on a centralized basis by having all risks and mismatches passed to its treasury unit. All treasury activities, including those for foreign branches, are closely monitored from the offices in São Paulo. Trading limits and strategies are defined by head office, and all trading positions are consolidated in centralized databases.

Operating risks

Operating risks are related to an institution’s unexpected losses, due to its systems, practices and control measures being incapable of withstanding human error, damaged support infrastructure, faulty modeling, services or products, and to business environment changes or other adverse market conditions.

To meet the requirements of international market practices and the internal regulations of the Brazilian financial market, Unibanco created an internal control structure. This features a listing of risks and controls to standardize language and facilities risk and control understanding by all staff members. It also includes an internal controls system, which is accessible from all group areas. Periodic evaluations are held where area managers and their staff identify their main activities and inherent risks, and assess the effectiveness of current controls. This process, which is ongoing, allows controls to be improved, resulting in reduced risk exposure.

The collected data provide support for the monitoring and performance evaluation of the units, identifying those areas with greater risk potential. This structure is the basis for the identification of indicators and the implementation of a database to quantify operating risk exposure.

As banking operations diversify and the volume of transactions involving computers and telecommunications networks increases, the importance of information technology and the potential impact of systems failures have grown. Accordingly, the bank has devoted substantial resources to ensure the reliability and stability of its computer and related systems. The principal computer facility is located in São Paulo and a backup system is maintained. This backup system is designed to operate automatically if the main system malfunctions. Also the bank prepares and stores backup files recording all banking activities. Additionally, backup procedures and files are monitored periodically.

(b) Financial instruments recorded in the financial statements compared to fair values are as follows:

	Unibanco		Unibanco Consolidated
	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	4,271,050	4,272,116	2,133,180	2,134,247
Marketable securities	10,998,323	11,086,140	15,815,949	15,925,681
Lending operations	17,740,380	17,779,421	21,549,526	21,605,841
Derivatives, net	372,480	372,480	312,871	312,871

Liabilities
Interbank deposits	1,078,003	1,078,004	83,578	83,665
Time deposits	15,083,381	15,093,707	15,325,980	15,338,066
Mortgage notes	704,360	709,503	718,489	723,632
Resources from securities issued abroad	3,654,588	3,685,520	3,742,076	3,780,635
Subordinated debt	831,929	834,801	823,184	826,013
Other liabilities (Note 11 (b))	1,772,024	1,615,740	1,772,024	1,679,524
Treasury stocks	132,123	158,743	132,123	158,743

The fair value of marketable securities was based in internal valuation model, established based on the average rate for the last business day of the period, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes, was based on the average rate practiced by Unibanco on the last business day of the period, for similar operations.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect on the correspondent markets on the last business day of the period for similar operations.

The fair value of derivatives was based in internal valuation model, established based on the average rate for the last business day of the period for operations with similar maturities and indices, as informed by Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on Units price at June 30, 2003 in the São Paulo Stock Exchange.

(c) The current notional values and fair value of derivative financial instruments recorded in memorandum accounts at June 30 are as follows:

	Unibanco			Unibanco Consolidated
	Notional exposure (1)	Exposure at fair value (1) and (2)	Notional exposure (1)	Exposure at fair value (1) and (2)
Futures contracts	(1,005,936)	(1,005,936)	(19,942)	(19,942)
Currencies	(181,322)	(181,322)	(189,938)	(189,938)
Interbank interest rate	1,499,223	1,499,223	2,570,848	2,570,848
Exchange coupon	(2,324,438)	(2,324,438)	(2,401,453)	(2,401,453)
Index	601	601	601	601

Forward contracts	(202,293)	(202,293)	(202,294)	(202,294)
Currencies	(202,293)	(202,293)	(202,293)	(202,293)
Interbank interest rate	-	-	9,954	9,954
Fixed interest rate	-	-	(9,955)	(9,955)

Swap contracts	256,616	265,266	200,939	205,657
Currencies	(3,729,914)	(3,758,096)	(2,350,995)	(2,380,797)
Interbank interest rate	2,926,029	2,926,029	1,916,333	1,916,333
Fixed interest rate	(120,729)	(111,982)	(573,678)	(566,269)
Other	1,181,230	1,209,315	1,209,279	1,236,390

Swap contracts with daily reset	(26,243)	(26,243)	(26,271)	(26,271)
Currencies	2,718,262	2,718,262	2,755,814	2,755,814
Interbank interest rate	(2,744,505)	(2,744,505)	(2,782,085)	(2,782,085)

Option contracts
Purchased option	681,550	222,656	681,550	222,656
Purchase	632,850	211,616	632,850	211,616
Currencies	182,000	96,525	182,000	96,525
Interbank interest rate index	450,850	115,091	450,850	115,091
Sale	48,700	11,040	48,700	11,040
Interbank interest rate index	48,700	11,040	48,700	11,040
Sale option	463,500	84,686	463,500	84,686
Purchase	272,600	63,166	272,600	63,166
Currencies	128,000	51,632	128,000	51,632
Interbank interest rate index	144,600	11,534	144,600	11,534
Sale	190,900	21,520	190,900	21,520
Interbank interest rate index	190,900	21,520	190,900	21,520
____________________
(1)	Include the net of short position (long position).
(2)	For option contracts the fair value refers to the contracted quantity multiplied by the Delta option (partial derivation of premium in relation to the spot price of the respective asset).

On June 30, 2003, there were future operations of R$3,235,674 in Unibanco and R$4,248,311 in Unibanco Consolidated and swap contracts in the amount of R$639,282 in Unibanco and Unibanco Consolidated, accounted for at fair value and recognized as cash flow hedges related to their time deposit indexed to interbank interest rate and IGPM (Market General Price Index), and part of their marketable securities indexed in US dollars. The unrealized loss of these derivatives amounted R$60,806 in Unibanco and R$66,040 in Unibanco Consolidated, net of applicable taxes and minority interest, during the quarter, and was recorded in “Unrealized gains or losses – marketable securities and derivative financial instruments”. The hedge’s effectiveness in June 30, 2003, was in accordance with the standards established by the Brazilian Central Bank.

On June 30, 2003, Unibanco and Unibanco Consolidated had swap contracts in the amount of R$582,733 accounted for at fair value and recognized as fair value hedge, used to hedge part of their marketable securities, indexed in US dollars. The adjustment to fair value of the corresponding hedged item resulted in an adjustment, net of applicable taxes, of R$30,888, recorded as a debt in the income of the quarter and as a debt in “Marketable securities”. The hedge’s effectiveness in June 30, 2003, was in accordance with the standards established by Brazilian Central Bank.

The operations shown above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the values of derivative financial instruments registered in memorandum accounts.

The swap operations associated with funding and/or asset operations and the swap contracts contracted with subsidiary companies are recorded at current notional value and are not adjusted to fair value in accordance with the index variation occurred.

(d) Notional at fair value distributed by trade location

	Unibanco			Unibanco Consolidated
Exposure at fair value	BM&F	CETIP/ Over the counter(1)	Total	BM&F	CETIP/ Over the counter(1)	Total
Future contracts	(1,005,936)	-	(1,005,936)	(19,942)	-	(19,942)
Forward contracts	-	(202,293)	(202,293)	(1)	(202,293)	(202,294)
Swap contracts	(150,721)	415,987	265,266	(151,832)	357,489	205,657
Swap contracts with daily reset	(26,243)	-	(26,243)	(26,271)	-	(26,271)
Option contracts
Purchased position	222,656	-	222,656	222,656	-	222,656
Sale position	84,686	-	84,686	84,686	-	84,686

(1)	CETIP (Clearing House for Custody and Financial Settlement of Securities)

The amount pledged to guarantee BM&F transactions were R$439,940 in Unibanco and R$488,105 in Unibanco Consolidated and are represented by federal government securities.

(e) The maturities of derivative financial instruments recorded in balance sheet accounts are as follows:

	Unibanco	Unibanco Consolidated
Assets
Less than 3 months	101,694	83,278
Between 3 months and 1 year	241,500	215,221
Between 1 and 3 years	223,850	186,091
Between 3 and 5 years	26,034	23,773
Between 5 and 15 years	1,351	1,351
Total	594,429	509,714

Liabilities
Less than 3 months	30,246	33,333
Between 3 months and 1 year	63,243	47,462
Between 1 and 3 years	119,282	106,869
Between 3 and 5 years	6,584	6,584
Between 5 and 15 years	2,594	2,595
Total	221,949	196,843

The amounts of receivables under the swap contracts are R$486,911 in Unibanco and R$402,195 in Unibanco Consolidated and the amounts of payables are R$221,644 in Unibanco and R$196,538 in Unibanco Consolidated. Option premium received amounts R$1,629 in Unibanco and in Unibanco Consolidated and options premium paid amounts R$305 in Unibanco and R$305 in Unibanco Consolidated. The amounts receivable under term contracts are R$105,890 in Unibanco and in Unibanco Consolidated.

(f) The maturities of derivative financial instruments recorded in memorandum accounts are as follows:

	Unibanco
Exposure at fair value	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	Between 3 and 5 years	Between 5 and 15 years	Total
Future contracts	(162,272)	(1,243,855)	512,781	(118,257)	5,667	(1,005,936)
Forward contracts	227,969	(472,635)	42,373	-	-	(202,293)
Swap contracts	71,448	71,043	104,568	19,450	(1,243)	265,266
Swap contracts with daily reset	(6,097)	(18,665)	(1,481)	-	-	(26,243)
Option contracts
Purchased position (1)	96,525	126,131	-	-	-	222,656
Sale position (1)	51,632	33,054	-	-	-	84,686

(1)	For option contracts the fair value refers to the contracted quantity multiplied by the Delta option (partial derivation of premium in relation to the spot price of the respective asset).

	Unibanco Consolidated
Exposure at fair value	Less than 3 months	Between 3 months and 1 year	Between 1 and 3 years	Between 3 and 5 years	Between 5 and 15 years	Total
Future contracts	130,744	(823,970)	785,874	(118,257)	5,667	(19,942)
Forward contracts	227,968	(472,635)	42,373	-	-	(202,294)
Swap contracts	49,945	60,545	79,222	17,189	(1,244)	205,657
Swap contracts with daily reset	(6,097)	(18,665)	(1,509)	-	-	(26,271)
Option contracts
Purchased position	96,525	126,131	-	-	-	222,656
Sale position	51,632	33,054	-	-	-	84,686

Interest rate and currency term and futures contracts represent future commitments to purchase or sell financial instruments at specific terms and at specified dates. The notional amounts represent the face value of the corresponding instrument at the date of the operations’ liquidation. The credit risks associated with the future and forward contracts are minimized due to daily cash settlements and margin account deposits. Future and forward contracts are subject to the risk of fluctuation in interest rates or the value of the underlying instruments.

Swap contracts represent future commitments to exchange currencies or index for a contractual period and terms. The notional amount represents the basis on which the cash flows are determined. The risks associated with swaps relate to the potential inability of the counterparts to meet contractual conditions and the risk associated with changes in market conditions due to fluctuation in interest rates and the exchange rate of currencies.

Options are contracts which: (i) transfer, modify, or reduce interest rate risk, or (ii) allow the Bank to purchase or sell financial instruments in exchange for the payment or receipt of a premium at inception of the contract. As a purchaser of options, Unibanco pays a premium and, as a writer of options, receives a premium in exchange for bearing the risk of movements in future interest rates on market prices for the underlying financial instruments. The credit and market risks are limited to the extent of premiums paid on purchased options and the risk associated with the changes in market conditions could influence written options.

19. Other Information

(a) Free benefits generation program

Unibanco and part of its employees sponsor a “Free Benefits Generation Program” (PGBL), a system whereby the participant accumulates financial resources during their career, through contributions paid by the employee and the Company where he/she works. These contributions are invested in an Exclusive Financial Investment Fund (FIFE). The program is based on defined contribution.

The program is managed by Unibanco AIG Previdência S.A., and Unibanco Asset Management – Banco de Investimento S.A. is responsible for the financial management of the FIFE funds.

The contributions made by employees vary according to their ages between 1% to 9%, and the contributions made by Unibanco vary according to the return on equity in the prior year between 50% and 200% of the participant’s contribution, directly related to the return on equity.

Unibanco and a portion of its employees also sponsor a defined contribution pension plan administered by Trevo – Instituto Bandeirantes de Seguridade Social, for the primary purpose of supplementing the retirement benefits provided by the government retirement plans, substantialy a defined contribution plan.

During the quarter ended June 30, 2003, the contribution was R$301 in Unibanco and R$480 in Unibanco Consolidated.

(b) Stock option program

The Unibanco has a stock option program intended to foster the long-term commitment of the Company’s executives to the highest performance standards, as well as attract, retain and motivate new talent. Pursuant to the program, Unibanco’s executives can be granted stock or unit options that can be exercised between 2 to 5 years. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

Up to June 30, 2003, Unibanco granted 849,200,000 stock options, in the form of Units. The term of the exercise is between January 21, 2005 and June 16, 2009, at an average exercise price of R$90.49 per 1,000 stock options.

(c) Assets leased to third parties, in the amount of R$915,679, net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$587,086 and the residual value received in advance from these lessees amounts to R$495,794, classified as reduction account of leasing operations. Assets leased from third parties are not relevant.

(d) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover possible losses, taking into account the nature of the activity. At June 30, 2003, the insurance coverage on properties and other assets in use totaled R$560,976 in Unibanco and R$1,289,327 in Unibanco Consolidated.

* * *

7015 - INVESTMENTS IN SUBSIDIARY COMPANIES

Item	Name	CNPJ	Principal Activity	Type of Company	Number of Shares or quotas	Percentage Holding(%)

01	Unipart Participações Internacionais Ltd.	521.028	Holding	Non-Financial Institution	1,302,031	100.000

02	Unibanco AIG Seguros S.A.	33.166.158/0001-95	Insurance Company	Financial Institution	520,163,867	49.700

03	Unibanco Representação e Participações Ltda.	50.654.920/0001-00	Holding	Non-Financial Institution	124,099,784	99.999

04	Unicard Banco Múltiplo S.A.	61.071.387/0001-61	Bank	Financial Institution	219,461,907,711	100.000

06	Banco Fininvest S.A.	33.098.518/0001-69	Bank	Financial Institution	4,965	99.920

07	Banco Dibens S.A.	61.199.881/0001-06	Bank	Financial Institution	4,313,047,972	51.001

08	Unibanco Leasing S.A. - Arrendamento Mercantil	44.071.785/0001-69	Leasing	Financial Institution	264,919	99.999

09	Unibanco Corretora de Valores Mobiliários S.A.	33.764.366/0001-96	Security Broker	Financial Institution	59,999,999	99.999

10	Banco1.net S.A.	03.012.230/0001-69	Bank	Financial Institution	34,077,757	65.934

11	Unibanco Asset Management - Banco de Investimento S.A.	59.608.174/0001-84	Asset Management	Financial Institution	2,936,805	99.999

12	Interbanco S.A.	670.849	Bank	Financial Institution	18,999,172	99.996

13	Credicard S.A. Administradora de Cartões de Crédito	34.098.442/0001-34	Credit Card	Non-Financial Institution	12,937,771	33.333

14	Banco Investcred Unibanco S.A.	61.182.408/0001-16	Bank	Financial Institution	95,284	49.997

15	Cibrasec - Cia. Brasileira de Securitização	02.105.040/0001-23	Securitization	Non-Financial Institution	7,500	12.499

7016 - MARKETABLE SECURITIES

Code	Description	No stated maturity	Up to 3 months	3 months to 1 year	1-3 years	3-5 years	5-15 years	Fair Value	Book Value

00.0.0.01.01.00	National Treasury Securities	-	1,214,973.82	740,933.95	1,507,916.28	616,765.16	169,029.59	4,301,618.23	4,249,618.80
00.0.0.01.02.00	Brazilian Central Bank Securities	-	1,156,195.28	573,135.46	148,865.24	184,503.78	-	2,118,283.98	2,062,699.76
00.0.0.01.07.00	Mortgage Notes	-	18.26	-	81,626.46	23,381.25	-	105,025.97	105,025.97
00.0.0.01.08.00	Debentures	-	41,805.11	171,809.97	709,585.89	710,708.86	333,576.36	1,967,486.19	1,967,486.19
00.0.0.01.09.00	Listed Companies Equity Securities	137,477.33	-	-	-	-	-	137,477.33	137,477.33
00.0.0.01.10.00	Non-listed Companies Equity Securities	25,689.77	-	-	-	-	-	25,689.77	25,689.77
00.0.0.01.11.00	Other	6,097.29	784,281.09	743,120.03	1,110,841.41	280,489.29	119,925.34	3,024,987.57	3,044,754.45
00.0.0.01.00.00	TOTAL	169,264.39	3,197,273.56	2,228,999.41	3,558,835.28	1,815,848.34	622,531.29	11,680,569.04	11,592,752.27

7017 - MARKETABLE SECURITIES

Code	Description	No stated maturity	Up to 3 months	3 months to 1 year	1-3 years	3-5 years	5-15 years

00.0.0.01.01.00	Own Portfolio	169,264.39	2,372,556.55	1,223,347.76	1,848,599.16	1,109,069.60	592,236.60
00.0.0.01.02.00	Subject to Repurchase Commitments	-	85,755.51	51,244.42	111,384.84	181,545.77	28,943.14
00.0.0.01.03.00	Derivative	-	208,155.46	135,038.68	223,850.20	26,033.51	1,351.55
00.0.0.01.04.00	Pledged with Brazilian Central Bank	-	368,298.14	534,162.45	1,237,010.67	399,781.99	-
00.0.0.01.06.00	Pledged under Guarantees Rendered	-	162,507.90	285,206.10	137,990.41	99,417.47	-
00.0.0.01.00.00	Total	169,264.39	3,197,273.56	2,228,999.41	3,558,835.28	1,815,848.34	622,531.29

7018 - CONCENTRATION OF MARKETABLE SECURITIES, LENDING OPERATIONS PORTFOLIO AND DEPOSITS

		Private Securities		Lending Operations Portfolio			Deposits
Code	Description	Amount	% on the total	Amount	% on the total	Allowance for loan losses	Amount	% on the total

00.0.0.01.01.00	10 largest borrowers/clients	3,131,706.54	66.83	2,831,244.66	13.56	10,739.13	4,745,454.19	19.60
00.0.0.01.02.00	Next 50 largest borrowers/clients	1,552,611.34	33.13	5,166,052.04	24.75	288,645.24	4,245,807.50	17.54
00.0.0.01.03.00	Next 100 largest borrowers/clients	1,686.41	0.04	3,594,251.93	17.22	159,966.28	2,253,058.10	9.31
00.0.0.01.04.00	Other	-	-	9,283,291.34	44.47	575,513.37	12,966,722.50	53.55
00.0.0.01.00.00	Total	4,686,004.29	100.00	20,874,839.97	100.00	1,034,864.02	24,211,042.29	100.00

7019 - MATURITY OF LENDING OPERATIONS PORTFOLIO

			Current
		Credits in
Code	Description	arrears over 15 days	Up to 3 months	3 months to 1 year	1-3 years	3-5 years	5-15 years	More than 15 years

00.1.1.00.00.00	Public Sector	-	-	35,401.36	50,419.04	60,668.50	136,504.11	-
00.1.1.02.00.00	Corporate Activity	-	-	35,401.36	50,419.04	60,668.50	136,504.11	-
00.1.1.02.01.00	Manufacturing	-	-	35,401.36	50,419.04	60,668.50	136,504.11	-
00.1.4.00.00.00	Private Sector	532,006.67	7,886,025.22	5,780,777.32	4,202,616.46	1,163,057.57	1,014,429.15	12,841.81
00.1.4.01.00.00	Agricultural	661.49	255,428.61	329,183.98	86,638.57	29,207.99	50,805.63	12,841.81
00.1.4.02.00.00	Manufacturing	67,640.88	3,197,256.78	2,489,336.70	1,823,198.09	508,007.60	422,161.21	-
00.1.4.03.00.00	Trade	78,331.44	1,534,183.29	274,901.43	304,219.59	75,843.18	32,753.68	-
00.1.4.04.00.00	Financial Services	424.74	198,647.05	291,646.74	132,622.45	200,045.11	2,938.24	-
00.1.4.05.00.00	Other Services	209,569.94	1,249,847.54	1,213,646.82	957,467.53	220,030.25	238,572.81	-
00.1.4.06.00.00	Individuals	167,734.68	1,424,767.04	1,112,888.60	751,838.98	13,248.16	317.03	-
00.1.4.07.00.00	Residential Construction loans	7,643.50	25,894.91	69,173.05	146,631.25	116,675.28	266,880.55	-
00.1.5.00.00.00	Foreign Clients	-	-	92.76	-	-	-	-
00.1.0.00.00.00	Total	532,006.67	7,886,025.22	5,816,271.44	4,253,035.50	1,223,726.07	1,150,933.26	12,841.81

7020 - FLOW OF LENDING OPERATIONS PORTFOLIO

Code	Description	Contracted Credits	Amortized Credits	Loan Charge- Offs	Loan Recoveries	Renegotiated Credits

00.1.1.00.00.00	Public Sector	-	21,675,43	-	-	-
00.1.1.02.00.00	Corporate Activity	-	21,675.43	-	-	-
00.1.1.02.01.00	Manufacturing	-	21,675.43	-	-	-
00.1.4.00.00.00	Private Sector	20,791,390.96	21,356,859.13	212,789.99	58,042.57	190,540.95
00.1.4.01.00.00	Agricultural	220,635.13	294,669.53	-	-	-
00.1.4.02.00.00	Manufacturing	5,389,771.78	5,260,060.14	19,336.03	26,557.37	35,439.90
00.1.4.03.00.00	Trade	3,791,725.24	3,768,648.30	17,492.76	6,952.52	13,103.24
00.1.4.04.00.00	Financial Services	2,740,056.05	3,664,482.44	353.01	85.03	130.37
00.1.4.05.00.00	Other Services	3,761,080.39	3,736,632.23	10,834.87	4,384.55	26,588.66
00.1.4.06.00.00	Individuals	4,747,571.64	4,490,240.47	161,650.00	20,000.87	113,304.39
00.1.4.07.00.00	Residential Construction Loans	140,550.73	142,126.02	3,123.32	62.23	1,974.39
00.1.5.00.00.00	Foreign Clients	117,378.19	17,235.23	-	-	-
00.1.0.00.00.00	Total	20,908,769.15	21,395,769.79	212,789.99	58,042.57	190,540.95

7021 - GEOGRAPHICAL DISTRIBUTION OF LENDING OPERATIONS PORTFOLIO AND DEPOSITS

		Demand Deposits		Time Deposits
		Private Sector		Private Sector
Code	Description	Private companies	Individuals	Private companies	Individuals

00.0.1.01.00.00	Local	2,334,796.38	123,753.96	11,401,333.89	3,469,601.99
00.0.1.01.01.00	The North	21,390.10	778.05	23,707.61	29,445.74
00.0.1.01.02.00	The Northeast	96,800.58	4,743.46	464,299.47	255,876.65
00.0.1.01.03.00	The Southeast	2,017,735.14	105,502.80	10,054,497.59	2,776,206.21
00.0.1.01.04.00	The Middle-west	43,660.03	3,083.89	159,708.48	64,316.80
00.0.1.01.05.00	The South	155,210.53	9,645.76	699,120.74	343,756.59
00.0.1.02.00.00	Abroad	458,412.27	-	212,445.43	-
00.0.1.00.00.00	Total	2,793,208.65	123,753.96	11,613,779.32	3,469,601.99

		Savings Deposits
		Private Sector		Lending Operation
Code	Description	Private companies	Individuals	Portfolio

00.0.1.01.00.00	Local	126,034.41	5,006,661.55	18,415,680.96
00.0.1.01.01.00	The North	1,330.97	51,211.15	64,359.64
00.0.1.01.02.00	The Northeast	6,905.63	371,252.29	780,590.25
00.0.1.01.03.00	The Southeast	98,301.78	3,976,076.34	15,154,887.37
00.0.1.01.04.00	The Middle-west	7,732.60	127,458.22	499,233.29
00.0.1.01.05.00	The South	11,763.43	480,663.55	1,916,610.41
00.0.1.02.00.00	Abroad	-	-	2,459,159.01
00.0.1.00.00.00	Total	126,034.41	5,006,661.55	20,874,839.97

7022 - RISK LEVEL OF LENDING OPERATIONS PORTFOLIO

	Amounts by Risk Level
Code	Description	AA	A	B	C	D

00.0.0.01.01.00	Hot-money	3,576.75	3,685.16	7,675.19	466.44	-
00.0.0.01.02.00	Loans	2,642,299.31	1,685,220.33	748,130.28	1,329,500.96	554,008.42
00.0.0.01.03.00	Discounted Loans, Notes and Bills	28,735.47	95,729.85	32,173.64	142,723.24	764.04
00.0.0.01.04.00	Overdraft Loans	75,258.40	222,401.98	163,511.83	33,175.08	125,144.40
00.0.0.01.05.00	Individual Loans	222,048.63	233,881.94	119,506.11	32,699.59	7,679.06
00.0.0.01.06.00	Individual Financing	228,083.42	569,172.48	81,379.16	48,748.54	20,669.44
00.0.0.01.07.00	Advances on Exchange Contracts (before export)	616,067.71	468,830.22	149,742.39	73,652.03	2,428.86
00.0.0.01.08.00	Advances on Exchange Contracts (after export)	266,715.27	93,597.79	67,161.01	98,382.45	4.14
00.0.0.01.09.00	Vendor	185,990.03	135,924.34	42,150.66	25,050.44	54.92
00.0.0.01.10.00	Purchase Financing	106,738.15	171,903.27	92,974.88	26,608.66	44.27
00.0.0.01.11.00	Agricultural	365,261.51	142,858.67	70,665.48	24,854.20	85,502.28
00.0.0.01.12.00	Real Estate Loans	684,991.71	596.80	18,520.69	25,194.56	10,682.87
00.0.0.01.15.00	Other Financing	3,147,960.05	1,583,937.08	617,815.78	709,124.24	19,869.24
00.0.0.01.19.00	Other Loans	79,667.99	14,354.02	39,641.45	131,381.81	11,729.81
00.0.0.01.00.00	Total	8,653,394.40	5,422,093.93	2,251,048.55	2,701,562.24	838,581.75

	Amounts by Risk Level						Total
Code	Description	E	F	G	H	Total	Guaranteed

00.0.0.01.01.00	Hot-money	-	-	20.63	-	15,424.17	-
00.0.0.01.02.00	Loans	120,529.66	120,977.47	73,779.95	334,050.33	7,608,496.71	863,686.82
00.0.0.01.03.00	Discounted Loans, Notes and Bills	364.79	603.54	271.63	2,250.29	303,616.49	234,476.98
00.0.0.01.04.00	Overdraft Loans	105.65	3,956.88	619.26	0.04	624,173.52	-
00.0.0.01.05.00	Individual Loans	6,281.26	6,246.19	5,512.87	21,706.26	655,561.91	-
00.0.0.01.06.00	Individual Financing	10,649.29	6,050.01	4,817.79	9,734.37	979,304.50	882,435.12
00.0.0.01.07.00	Advances on Exchange Contracts (before export)	-	-	52.99	28.85	1,310,803.05	64,389.05
00.0.0.01.08.00	Advances on Exchange Contracts (after export)	-	-	4.63	300.53	526,165.82	25,846.23
00.0.0.01.09.00	Vendor	-	218.08	-	-	389,388.47	-
00.0.0.01.10.00	Purchase Financing	-	554.89	-	-	398,824.12	-
00.0.0.01.11.00	Agricultural	32,092.06	712.29	2,052.20	40,769.39	764,768.08	603,415.78
00.0.0.01.12.00	Real Estate Loans	7,240.75	3,617.20	2,340.50	15,170.53	768,355.61	757,563.24
00.0.0.01.15.00	Other Financing	11,763.95	136,023.05	3,220.97	15,764.72	6,245,479.08	4,345,986.98
00.0.0.01.19.00	Other Loans	190.40	3,099.74	454.34	3,958.88	284,478.44	67,904.35
00.0.0.01.00.00	Total	189,217.81	282,059.34	93,147.76	443,734.19	20,874,839.97	7,845,704.55

7023 - LENDING OPERATIONS PORTFOLIO BY INDEX

Code	Description	Fixed Rate	Interbank Deposit Interest Rate	Floating Reference Rate/Basic Financial Rate	Dollar	Other

00.0.0.01.01.00	Lending Operations	6,945,836.31	2,595,390.63	918,568.22	4,189,524.26	4,104,073.23
00.0.0.01.03.00	Other	128,383.07	110,203.01	1,865.52	1,839,723.56	41,272.16
00.0.0.01.00.00	Total	7,074,219.38	2,705,593.64	920,433.74	6,029,247.82	4,145,345.39

7024 - CREDIT ASSIGNMENT

		Financial Institutions		Securitization Companies
Code	Description	Related Parties	Non-Related Parties	Related Parties	Non-Related Parties

00.0.0.01.02.00	Assignment of loan without co-obligation	-	-	-	12,008.40
00.0.0.01.00.00	Total	-	-	-	12,008.40

7025 - LENDING OPERATIONS PORTFOLIO BY AMOUNT AND RISK LEVEL

		AA		A		B
Code	Description	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount

00.0.0.01.01.00	Up to R$ 10,000.00	1,356.23	978,413.25	1,743.71	1,245,257.73	583.67	447,075.99
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	12.98	176,739.18	19.48	264,753.25	6.25	86,690.76
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	9.08	298,357.06	6.82	205,163.19	2.57	81,391.02
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	4.56	313,657.93	1.74	124,651.14	1.08	77,968.03
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	3.06	608,423.88	1.78	368,820.20	0.98	206,119.42
00.0.0.01.06.00	Over to R$ 500,000.00	1.47	6,277,803.10	0.83	3,213,448.42	0.37	1,351,803.33
00.0.0.01.00.00	Total	1,387.38	8,653,394.40	1,774.36	5,422,093.93	594.92	2,251,048.55

		C		D		E
Code	Description	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount

00.0.0.01.01.00	Up to R$ 10,000.00	282.32	274,221.37	71.23	112,042.85	45.93	66,169.38
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	4.71	64,623.33	2.48	34,048.05	1.15	15,671.44
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	1.9	57,603.16	0.93	27,630.28	0.43	12,603.45
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	0.82	58,610.69	0.22	15,211.28	0.11	7,526.37
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	0.7	147,811.19	0.15	28,038.93	0.07	12,651.50
00.0.0.01.06.00	Over to R$ 500,000.00	0.36	2,098,692.50	0.05	621,610.36	0.01	74,595.67
00.0.0.01.00.00	Total	290.81	2,701,562.24	75.06	838,581.75	47.70	189,217.81

		F		G		H
Code	Description	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount	Quantity (by thousand)	Amount

00.0.0.01.01.00	Up to R$ 10,000.00	43.89	58,686.19	35.45	48,168.76	101.36	109,623.45
00.0.0.01.02.00	From R$ 10,000.00 to R$ 20,000.00	0.94	12,765.56	0.79	10,654.08	1.73	23,774.16
00.0.0.01.03.00	From R$ 20,000.00 to R$ 50,000.00	0.4	11,611.99	0.32	9,176.39	0.78	22,953.62
00.0.0.01.04.00	From R$ 50,000.00 to R$ 100,000.00	0.07	5,089.85	0.07	4,849.48	0.24	16,802.33
00.0.0.01.05.00	From R$ 100,000.00 to R$ 500,000.00	0.06	11,369.56	0.04	7,437.14	0.13	26,662.15
00.0.0.01.06.00	Over to R$ 500,000.00	0.03	182,536.19	0.01	12,861.91	0.05	243,918.48
00.0.0.01.00.00	Total	45.39	282,059.34	36.68	93,147.76	104.29	443,734.19

7026 - FIXED ASSETS

Code	Description	Prior Quarter	Additions	Reductions	Reference Quarter

00.0.1.01.00.00	Furniture and Equipment	1,356.04	-	50.95	1,305.09
00.0.1.02.00.00	Property and Equipment in Process	1,168.92	-	1,129.66	39.26
00.0.1.03.00.00	Land and Buildings in Use	90,173.78	1,532.48	1,156.21	90,550.05
00.0.1.03.01.00	Land and Buildings	90,173.78	1,532.48	1,156.21	90,550.05
00.0.1.04.00.00	Furniture and Equipment	73,598.45	482.23	3,551.18	70,529.50
00.0.1.05.00.00	Other	224,327.16	2,183.09	17,677.80	208,832.45
00.0.1.00.00.00	Total	390,624.35	4,197.80	23,565.80	371,256.35

7027 - FUNDING BY MATURITY

		Maturity
Code	Description	No stated maturity	Up to 3 months	3 months to 1 year	1-3 years	3-5 years	5-15 years	More than 15 years

00.0.1.01.00.00	Deposits	8,049,658.57	3,438,661.14	2,713,095.73	9,944,537.52	65,089.33	-	-
00.0.1.01.01.00	Demand Deposits	2,913,705.63	-	-	-	-	-	-
00.0.1.01.02.00	Time Deposits	-	3,118,329.59	2,330,865.37	9,569,097.02	65,089.33	-	-
00.0.1.01.03.00	Savings Deposits	5,132,695.96	-	-
00.0.1.01.04.00	Interbank Deposits	-	320,331.55	382,230.36	375,440.50	-	-	-
00.0.1.01.05.00	Foreign Deposits	3,256.98	-	-	-	-	-	-
00.0.1.02.00.00	Securities Sold Under Repurchase Agreements	-	5,268,506.36	195,543.49	-	-	-	-
00.0.1.03.00.00	Local Borrowings	-	85.23	253.50	416.50	392.34	151.60	-
00.0.1.04.00.00	Foreign Borrowings	-	1,548,955.90	2,460,569.93	402,220.94	16,144.63	14,043.99	-
00.0.1.05.00.00	Local Onlendings	-	411,155.90	1,079,901.89	1,597,464.51	886,920.55	728,494.74	17,094.65
00.0.1.06.00.00	Foreign Onlending	-	7,298.24	54,489.38	72,304.97	80,596.84	50,461.14	-
00.0.1.08.00.00	Subordinated Debt	-	-	9,124.58	-	-	822,803.99	-
00.0.1.00.00.00	Total	8,049,658.57	10,674,662.77	6,512,978.50	12,016,944.44	1,049,143.69	1,615,955.46	17,094.65

7028 – OPERATIONAL LIMITS

		Unibanco			Unibanco Financial Group			Unibanco Financial Economic Group
Code	Description	Required	Situation	Excess / Deficiency	Required	Situation	Excess / Deficiency	Required	Situation	Excess / Deficiency
00.0.0.01.0.0	Required Stockholders’ Equity Compatible with the Degree of Risk of Assets (Brazil index)	-	-	-	5,147,248.66	7,825,031.10	2,677,782.44	5,515,939.61	8,395,837.20	2,879,897.59
00.0.0.01.01.00	Credit Risk	-	-	-	5,076,935.11	-	-	5,445,568.64	-	-
00.0.0.01.03.00	Interest Rate Market Risk	-	-	-	70,313.55	-	-	70,370.97	-	-
00.0.0.02.00.00	Fixed Assets Ratio	-	-	-	3,892,419.46	3,617,035.44	275,384.02	4,177,823.34	3,429,790.33	748,033.01
00.0.0.03.00.00	Minimum Regulatory Stockholders' Equity Required	748,040.00	7,381,557.45	6,633,517.45	-	-	-	-	-	-
00.0.0.04.00.00	Minimum Regulatory Capital Required	748,040.00	3,690,601.81	2,942,561.81	-	-	-	-	-	-

7029 - MAIN BRANCHES FINANCIAL INFORMATION

(+/-)
Item	Branch Code	Branch Name	Assets	Liabilities	Net Income (Loss) for the Period

					(+/-)

1	5385500	Patriarca	47,112,022.66	47,266,676.20	(58,790.01)
2	80026000	Ilhas Cayman/Grand Cayman	8,351,182.69	7,727,186.16	70,096.36
3	80085500	Nassau/Bahamas	5,560,098.47	4,795,996.89	207,734.39
4	8902700	Business Center Paulista	2,213,343.69	2,359,662.18	(69,986.17)
5	9631700	Business Center Rio	610,365.77	654,948.38	(19,145.52)
6	9607400	Business Center Santo Amaro	481,191.19	518,847.32	(18,984.00)
7	14198300	Santos Dumont	291,625.77	321,974.35	(16,047.24)
9	3331500	Sete de Setembro	263,458.43	280,343.56	(8,364.02)
8	5733800	Carijós	258,628.99	284,623.29	(12,249.93)
10	12250400	São Bernardo do Campo	210,199.48	215,434.15	(1,868.41)

7030 - CHARGES AND TAXES

Code	Description	Total

00.0.0.01.01.00	Social Security	49,958.80
00.0.0.01.02.00	Private Retirement	301.54
00.0.0.01.03.00	FGTS (Government Severance Indemnity Fund for Employees)	20,932.60
00.0.0.01.05.00	Compensation for Hired Employees	9,203.53
00.0.0.01.06.00	Labor Insurance Claims Premiums	3,597.77
00.0.0.01.07.00	Other Employees Benefits	41,849.31
00.0.0.01.00.00	TOTAL CHARGES	125,843.55
00.0.0.02.01.00	IOF (Tax on Financial Operations)	44,445.40
00.0.0.02.02.00	Income Taxes	231,415.80
00.0.0.02.03.00	CPMF (Tax on Financial Debts on Demand Accounts)	286,510.20
00.0.0.02.04.00	PIS/PASEP (Employee’s Profit Participation Program)	9,571.91
00.0.0.02.05.00	Taxes for Social Security Financing	51,771.57
00.0.0.02.06.00	ISS (Municipal Services Tax)	14,725.83
00.0.0.02.07.00	Other	8,599.68
00.0.0.02.00.00	TOTAL TAXES	647,040.39

7031 – CORRESPONDENT BANKS TRANSACTIONS

		For the Reference Quarter
Code	Description	Quantity (by thousand)	Transaction

00.0.0.01.01.00	Demand Deposits	263,215.00	1,828,340.73
00.0.0.01.06.00	Collections	39,760.00	63,709.60
00.0.0.01.00.00	Total	275,975.00	1,892,050.33

7032 - CHANGES ON CLIENT DEMAND ACCOUNTS BY CHECK AND ELECTRONIC TRANSACTIONS

Code	Description	Quantity (in Unit)	Transaction

00.0.1.01.00.00	Clearing Check	32,279,202	14,697,030.34
00.0.1.01.01.00	Conventional System	45,105	21,646.99
00.0.1.01.02.00	Electronic System	32,234,097	14,675,383.35
00.0.1.02.00.00	Electronic Draft	77,332	47,784.70
00.0.1.03.00.00	Electronic Transfers	377,846	574,220.31
00.0.1.04.00.00	Electronic Collection	18,807,356	13,097,706.92
00.0.1.00.00.00	Total	51,541,736	28,416,742.27

7033 – INDEPENDENT AUDITORS’ SPECIAL REVIEW REPORT

INDEPENDENT AUDITORS' SPECIAL REVIEW REPORT

To the Stockholders and Board of Directors of
Unibanco - União de Bancos Brasileiros S.A.
São Paulo - SP

1. We have reviewed the accompanying quarterly financial information (Parent Company and Consolidated) of Unibanco - União de Bancos Brasileiros S.A. as of and for the quarter ended June 30, 2003, consisting of the balance sheet and the related statements of income, changes in stockholders' equity and changes in financial position, as well as the accounting information included in schedules 7014, 7016 to 7019, 7023 to 7027, 7029, 7030 and 7034 to 7039 for the quarter then ended. These financial statements and the accounting information included in the above-mentioned schedules are the responsibility of the Bank's management.

2. Our review was conducted in accordance with specific rules established by the IBRACON - Brazilian Institute of Independent Auditors and the Federal Accounting Council, and consisted, principally, of: (a) inquiries of Bank personnel in charge of the accounting, financial and operating areas about the criteria adopted in preparing the quarterly financial information; and (b) review of the information and subsequent events that have or could have material effects on the financial position and operations of the Bank and its subsidiaries.

3. Based on our review, we are not aware of any material modifications that should be made to the quarterly financial information referred to above in order for them to be in conformity with accounting practices established by accounting practices adopted in Brazil and specific standards issued by the Central Bank of Brazil, specifically applied to the preparation of the quartely financial information.

4. The Quarterly Financial Information - IFT also includes supplemental accounting information required by the Central Bank of Brazil regarding the combined financial statements called "Financial Group" and "Financial Economic Group (CONEF)", consisting of the combined balance sheet as of June 30, 2003 of the Financial Group and of the Financial Economic Group (CONEF) and the related combined statements of income and changes in financial position for the quarter then ended, as included in schedules 7011 and 7012, of the Financial Group. The same review procedures stated in Paragraph 2 were applied to these combined financial statements and, based on our review, we are not aware of any material modifications that should be made to these combined financial statements in order for them to be in conformity with rules issued by the Central Bank of Brazil.

5. The purpose of the review of the Quarterly Financial Information was to issue a report on the accounting information included on the quarterly financial information referred in Paragraph 1, taken as a whole. Schedules 7020 to 7022, 7028, 7031 and 7032, included in the quarterly financial information, are intended to provide supplemental information on the Bank as required by the Central Bank of Brazil and are not required to be an integral part of the financial statements. The accounting information included on these schedules were subjected to the same review procedures as stated in Paragraph 2 and, based on our review, we are not aware of any material modifications that should be made to the schedules in order for them to be in accordance with the quarterly financial information referred to in Paragraph 1, taken as a whole.

6. We performed the review of the Quarterly Financial Information for the quarter ended June 30, 2003 together with the audit of the financial statements (Parent Company and Consolidated) of Unibanco - União de Bancos Brasileiros S.A. and its subsidiaries for the same date, and issued an unqualified opinion thereon, dated August 11, 2003.

7. This quarterly financial information has been translated into English solely for the convenience of the readers.

São Paulo, August 11, 2003

DELOITTE TOUCHE TOHMATSU	Osmar Aurélio Lujan
Auditores Independentes	Engagement Partner
CRC No. 2 SP 011609/O-8	CRC nº. 1 SP 160203/O-1

7034 - PROVISIONS

Code	Description	Prior Quarter	Additions	Reductions	Reference Quarter

00.0.0.01.00.00	ASSETS	1,081,252.34	196,507.10	216,636.13	1,061,123.31
00.0.0.01.06.00	Lending Operations	1,025,525.38	196,333.39	208,846.88	1,013,011.89
00.0.0.01.07.00	Leasing Operations	0.28	99.03	99.31	-
00.0.0.01.08.00	Other Credits	29,467.39	74.68	7,689.94	21,852.13
00.0.0.01.09.00	Investments	26,259.29	-	-	26,259.29
00.0.0.04.00.00	LIABILITIES	667,343.76	110,310.43	30,643.79	747,010.40
00.0.0.04.03.00	Labor Contingencies	334,041.29	78,987.30	21,739.96	391,288.63
00.0.0.04.04.00	Other Civil Contingencies	133,800.65	23,638.42	8,903.83	148,535.24
00.0.0.04.05.00	Other Contingencies	199,501.82	7,684.71	-	207,186.53

7035 - CAPITAL

Code	Description	Number of Shares (thousand)

00.0.1.00.00.00	Shares	140,885,833.32
00.0.1.01.00.00	Capital	137,611,422.08
00.0.1.01.01.00	Common Shares - Local Residents	75,196,778.47
00.0.1.01.02.00	Common Shares - Foreign Residents	371,965.88
00.0.1.01.03.00	Preferred Shares - Local Residents	17,153,749.12
00.0.1.01.04.00	Preferred Shares - Foreign Residents	44,888,928.61
00.0.1.02.00.00	Treasury Shares	3,274,411.24
00.0.1.02.02.00	Preferred Shares	3,274,411.24

7036 - CASH DIVIDENDS PAID

Item	Approval Date	Kind of Remuneration	Beginning of Payment	Share	Remuneration per Share/Quota

1	7/21/2003	2-Interest on own capital	7/31/2003	1-Commom	0.000001361100000
2	7/21/2003	2 Interest on own capital	7/31/2003	2-Preferred	0.000001497200000

7037 - CHANGES ON CAPITAL IN THE REFERENCE PERIOD

Not Applicable.

7038 - COMMITMENTS AND GUARANTEES

Code	Description	Prior Quarter	Additions	Reductions	Reference Quarter

00.0.0.01.00.00	Guarantees Provided	4,474,501.07	613,879.97	1,415,062.82	3,673,318.22
00.0.0.01.01.00	Financial Institutions Authorized to Operate by Brazilian Central Bank	77,628.63	5,848.79	3,967.43	79,509.99
00.0.0.01.02.00	Individuals and Non-Financial Companies	422,047.28	200,612.69	46,084.86	576,575.11
00.0.0.01.03.00	Others	3,974,825.16	407,418.49	1,365,010.53	3,017,233.12
00.0.0.02.00.00	Co-Obligation for Credit Assignment	14,936.69	40.68	9,512.54	5,464.83
00.0.0.02.01.00	Financial Institutions Authorize to Operate by Brazilian Central Bank	14,936.69	40.68	9,512.54	5,464.83

7039 - ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCY

Code	Description	Head Office and Local Branches	Foreign Branches	Total

00.0.0.01.00.00	ASSETS	2,374,384.39	7,230,470.30	9,604,854.69
00.0.0.01.01.00	Cash And Due From Banks	70,944.63	51,476.37	122,421.00
00.0.0.01.02.00	Marketable Securities	-	3,344,660.02	3,344,660.02
00.0.0.01.03.00	Lending Operations	-	2,339,364.00	2,339,364.00
00.0.0.01.04.00	Other Credits	2,303,439.76	1,494,969.91	3,798,409.67

00.0.0.04.00.00	LIABILITIES	3,150,152.82	7,803,887.84	10,954,040.66
00.0.0.04.01.00	Deposits	3,256.98	1,131,738.08	1,134,995.06
00.0.0.04.02.00	Other Funding	1,187,881.06	3,605,704.56	4,793,585.62
00.0.0.04.03.00	Borrowings	1,959,014.78	2,482,920.62	4,441,935.40
00.0.0.04.07.00	Subordinated Debt	-	583,524.58	583,524.58

		By Currency
Code	Description	Dollar	Euro	Pound	Swiss Franc	Yen	Other

00.0.0.01.00.00	ASSETS	9,137,232.08	303,653.38	38,885.89	10,417.30	105,257.91	9,408.13
00.0.0.01.01.00	Cash And Due From Banks	87,031.53	18,326.03	2,427.26	3,861.86	1,497.05	9,277.27
00.0.0.01.02.00	Marketable Securities	3,268,415.88	76,244.14	-	-	-	-
00.0.0.01.03.00	Lending Operations	2,237,051.60	-	-	-	102,312.40	-
00.0.0.01.04.00	Other Credits	3,544,733.07	209,083.21	36,458.63	6,555.44	1,448.46	130.86

00.0.0.04.00.00	LIABILITIES	9,769,160.84	736,027.39	2,819.50	17,611.90	80,949.64	347,471.39
00.0.0.04.01.00	Deposits	1,131,418.08	3,576.66	-	-	-	0.32
00.0.0.04.02.00	Other Funding	3,821,987.20	654,779.17	2,273.10	3,259.21	2,402.64	308,884.30
00.0.0.04.03.00	Borrowings	4,232,230.98	77,671.56	546.40	14,352.69	78,547.00	38,586.77
00.0.0.04.07.00	Subordinated Debt	583,524.58	-	-	-	-	-

7040 - COMMENTS ON PERFORMANCE AND PROSPECTS

Net Income and Stockholders’ Equity

Unibanco

The second quarter of 2003 net income stood at R$273 million. The first half of 2003 net income reached R$491 million. Earnings per 1,000 of shares was R$1.98 for the second quarter of 2003 and R$3.56 for the first half of 2003, considering the average outstanding shares for the periods.

Stockholders’ equity stood at R$6,847 million in June 2003.

Assets

Unibanco’s consolidated total assets reached R$66,091 million on June 30, 2003. Of this total, R$25,907 million were loans, R$16,326 million were marketable securities and derivative financial instruments - issued primarily by the federal government, and R$8,330 million were interbank investments.

Allowance for Loan Losses

As of June 30, 2003, the balance for the consolidated allowance for loan losses totaled R$1,481 million.

Funding

In June 2003, Unibanco’s overall funding reached R$74,997 million, including R$23,025 million in investment funds and assets under management. Total local and foreign funding increased to R$51,972 million, on June 30, 2003.

Funds and portfolios managed by UAM – Unibanco Asset Management, ended June 2003 with R$23,025 million in assets.

Tax Credits

The balance of tax credits totaled R$2,546 million in June 2003. In order to accelerate the recovery of tax credits, Banco Bandeirantes incorporated Banco Credibanco-Cartão Unibanco operations on April 30, 2003. In the same day, it was renamed to Unicard –Banco Múltiplo S.A.

Capital Adequacy Ratio

The BIS ratio stood at 16.7%, well above the minimum required by the Brazilian Central Bank of 11%.

Performance Overview

Results

Operating income for the first half of 2003 stood at R$1,023 million and in the second quarter of 2003 reached R$565 million.

Fees from Services Rendered

In the second quarter of 2003 total fees amounted to R$712 million.

Fee revenues from the credit card business reached R$246 million in the second quarter of 2003, mainly because of volume increase in Redecard’s total billings.

Fee revenues from assets under management grew to R$75 million in the second quarter of 2003.

Personnel and Administrative Expenses

Managing cost in an efficient way has been a positive aspect at Unibanco. There are formal Investments, Projects and Cost Monitoring committees which help outline an environment of cost control. As a result, expenses have evolved at rates below inflation.

The second quarter of 2003 total personnel and administrative expenses increased R$36 million.

The second quarter of 2003 personnel expenses increased by R$21 million.

The second quarter of 2003 administrative expenses grew by R$15 million.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 26, 2003

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Chief Financial Officer

By:	/s/ Fernando Barreira Sotelino & Joaquim Francisco de Castro Neto
Fernando Barreira Sotelino & Joaquim Francisco de Castro Neto
Chief Executive Officers